Filed by AngloGold Ashanti plc
This communication is filed pursuant to
Rule 425 under the United States Securities Act of 1933
Subject Company: AngloGold Ashanti Limited
Commission File Number: 333-272867
Date: July 27, 2023

Set forth below is the supplementary information memorandum prepared in accordance with the Securities Industry Act of Ghana, 2016 (Act 929) or any statutory modification or re-enactment thereof and the Securities and Exchange Commission Regulations, 2003 (L.I. 1728) or any statutory modification or re-enactment thereof and first distributed to holders of AngloGold Ashanti Limited’s ordinary shares and holders of AngloGold Ashanti Limited’s Ghanaian depositary shares in Ghana on July 27, 2023.

AngloGold Ashanti Limited	AngloGold Ashanti plc
(Incorporated in the Republic of South Africa) Registration number: 1944/017354/06 Ordinary share code: ANG ISIN: ZAE000043485	(Incorporated in England and Wales) Company number: 14654651 Ordinary share code: ANG ISIN: GB00BRXH2664
(“AGA” or the “Company”)	(“NewCo” or the “Issuer”)

SUPPLEMENTARY INFORMATION MEMORANDUM
DATED: 27 July 2023

RELATING TO THE REORGANISATION OF AGA BY (AMONG OTHERS) INVITING THE HOLDERS OF SHARES ISSUED
BY AGA TO EXCHANGE THEIR HOLDINGS FOR NEWLY ISSUED ORDINARY SHARES OF NEWCO AND THE LISTING
(BY INTRODUCTION) OF NEW SECURITIES ON THE GHANA STOCK EXCHANGE

ARRANGER	SPONSORING BROKER

GHANA DEPOSITARY	CUSTODIAN

LEGAL ADVISER

IMPORTANT INFORMATION AND DISCLAIMERS

THIS SUPPLEMENT TO THE REORGANISATION DOCUMENTS (AS DEFINED) CONTAINS IMPORTANT INFORMATION ABOUT THE IMPLEMENTATION OF THE REORGANISATION (AS DEFINED) IN GHANA AND ITS CONSEQUENCES WHICH AGA GHANA SECURITIES HOLDERS (AS DEFINED) SHOULD KNOW AND CONSIDER BEFORE TAKING A DECISION TO PARTICIPATE IN THE REORGANISATION. YOU ARE ADVISED TO READ AND UNDERSTAND THE CONTENTS OF THE SUPPLEMENT (TOGETHER WITH THE REORGANISATION DOCUMENTS) CAREFULLY AND TO CONSULT YOUR PROFESSIONAL INVESTMENT ADVISERS AND DEALERS IF YOU HAVE ANY QUESTIONS ABOUT THE CONTENTS OF THE SUPPLEMENT

The AGA Board (as defined) has approved a reorganisation transaction which AGA intends to implement in 3 sequential, separate and fully interconditional steps under which:
(a)
AGA will (through a distribution in specie) direct NewCo (its wholly owned subsidiary) to issue 46,000 NewCo Ordinary Shares (as defined) to the relevant AGA Shareholders on a pro rata basis, with the aggregate subscription price of USD 46,000 to be paid by AGA. As a result of: (i) such distribution in specie; (ii) the redemption by NewCo (at nominal value) of the 50,000 non-voting redeemable preference shares of GBP 1 each in the capital of NewCo held by AGA (with such shares being treated under English law as having been cancelled on redemption); and (iii) the gift of one NewCo Ordinary Share from AGA to NewCo (by the transfer of the one NewCo Ordinary Share held by AGA  to NewCo for nil consideration) and the subsequent cancellation of such NewCo Ordinary Share by NewCo, NewCo will cease to be a subsidiary of AGA and will be owned by all the AGA Shareholders;

(b)
NewCo has made (and it is the present, non-binding intention of AGA to accept) an irrevocable offer to purchase 100% of the shares in AGAH (as defined), which holds all of the operations and assets of AGA and its subsidiaries located outside of the Republic of South Africa; and

(c)
AGA will implement a scheme of arrangement pursuant to sections 114(1) and 115 of the South African Companies Act (as defined), under which the relevant AGA Shareholders will exchange their AGA Ordinary Shares (as defined) for the right and obligation to receive (without any action on the part of such AGA Shareholders) the respective pro rata portions of the NewCo Ordinary Shares.

The successful completion of the Reorganisation will result in (among others):
(a)	the delisting of the AGA Ghana Securities (as defined) from the GSE; and

(b)	the listing (by introduction) of the NewCo Ghana Securities (as defined) on the GSE.

This supplement (the Supplement), among others, complements the Reorganisation Documents by highlighting relevant information contained therein for the benefit of the AGA Ghana Securities Holders and providing additional material details related to the NewCo Ghana Securities (as defined) and the implementation of the Reorganisation in Ghana. In relation to AGA Ghana Securities Holders, all references to any of the Reorganisation Documents shall mean such Reorganisation Document as supplemented by this Supplement.
The Supplement has been reviewed and approved by the SEC in accordance with section 3 of the Securities Industry Act (as defined) and the SEC Regulations (as defined). In its review, the SEC examined the contents of this Supplement to ensure that adequate disclosures have been made. To ascertain the financial soundness or value of the NewCo Ghana Securities, prospective investors are advised to consult a dealer, investment adviser or other professional for appropriate advice.
An application has been made to the GSE for the listing of the NewCo Ghana Securities. Provisional approval has been obtained from the GSE for permission to list and trade the NewCo Ghana Securities on the main market of the GSE. Such approval is granted subject to NewCo fulfilling all listing requirements.

The GSE assumes no responsibility for the correctness of any of the statements made, opinion expressed and reports presented in this Supplement. The GSE has not verified the accuracy and truth of the contents of this Supplement or any other documents submitted to it, and the GSE will not be liable for any claim of any kind whatsoever. Approval of the issue and/or admission to trading of the NewCo Ghana Securities by the GSE is not to be taken as an indication of the merits of NewCo or any issue of the NewCo Ghana Securities.
The contents of this Supplement do not constitute, and are not to be construed as, legal, business or tax advice. Each AGA Ghana Securities Holder should consult his/her/its own independent legal adviser, financial adviser or tax adviser for legal, financial and/or tax advice in relation to the Reorganisation.
NewCo Ghana Securities Holders should also pay particular attention to the factors disclosed under Section 6.1 (Risk disclosures) in this Supplement.
A.	GENERAL INFORMATION

NewCo accepts responsibility for the information contained in this Supplement. To the best of the knowledge of NewCo (having taken all reasonable care to ensure that such is the case), the information contained in this Supplement is in accordance with the facts as at the date hereof and does not omit anything likely to affect the import of such information.

To the best of the knowledge and belief of the Arranger (as defined), the Sponsoring Broker (as defined) and the Legal Advisers (as defined), the Supplement constitutes full and fair disclosure of all material facts about the Reorganisation.

The distribution of this Supplement in certain jurisdictions may be restricted by law. NewCo does not represent that this Supplement may be lawfully distributed in compliance with any applicable registration or other requirement in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution. In particular, no action has been taken by NewCo which is intended to permit an offering of any of the NewCo Ghana Securities or distribution of this Supplement in any jurisdiction where action for that purpose is required. Accordingly, no NewCo Ghana Securities may be offered or sold, directly or indirectly, and neither this Supplement nor any advertisement or other material may be distributed or published in any jurisdiction, except in circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Supplement may come must inform themselves about, and observe, any such restrictions.

This Supplement does not constitute an offer and may not be used for the purpose of an offer or solicitation by anyone in any jurisdiction or in any circumstances in which such an offer or solicitation is not authorised or is unlawful. The Issuer and the Arranger accept no responsibility for any violation by any person of any such restrictions.

This Supplement is not an offer of securities for sale in the U.S. An offer of securities in the U.S pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the United States Securities and Exchange Commission (the U.S. SEC). In connection with the Reorganisation, a registration statement on Form F-4 under the United States Securities Act of 1933, as amended (the U.S. Securities Act) has been filed with the U.S. SEC. U.S. investors and U.S. shareholders are urged to read the registration statement, as well as other documents filed with the U.S. SEC, because they will contain important information. Copies of all documents filed with the U.S. SEC regarding the Reorganisation and documents incorporated by reference may be obtained at the U.S. SEC’s website https://www.sec.gov. In addition, the effective registration statement on Form F-4 will be made available for free to AGA Shareholders.

AGA Ghana Securities Holders should rely exclusively on the information contained in this Supplement and the Reorganisation Documents (which will be or have been made available to all AGA Ghana Securities Holders) when making a decision as to whether to approve the Reorganisation. No person is authorised to give any information or make any representation not contained in this Supplement or the Reorganisation Documents in connection with the Reorganisation, and, if given or made, such information or representation must not be relied upon as having been authorised by NewCo, AGA or the Arranger.

The information contained in this Supplement is accurate only as of the date of the Supplement, regardless of the time of delivery of this Supplement. In the event that this Supplement is delivered to or comes into the possession of an AGA Ghana Securities Holder at any time after the date hereof, it is for, and the responsibility of, such holder to ascertain whether any supplement or amendment of the information herein contained has been made or issued, or whether updated information is available. Such updated information can be obtained from AGA’s website (https://www.anglogoldashanti.com). Information included or otherwise accessible through AGA’s website is not a part of, and is not incorporated by reference into, this Supplement. Reliance on this Supplement at any time subsequent to the date hereof without reference to any such updated information subsequent to the date of the Supplement shall be at the investor’s risk.

This Supplement is to be read in conjunction with all documents specifically referred to or stated to be incorporated herein, and should be read and understood on the basis that such other documents are incorporated in and form part of this Supplement.

B.	SUPPLEMENTS

In the event of any occurrence of a significant factor after the issuance of the Supplement or material mistake or inaccuracy relating to the information included in the Supplement, NewCo may prepare a supplement to address such significant factor or material inaccuracy. Such supplement will be subject to the approval of the SEC.

C.	ROUNDING

Some numerical figures included in this Supplement may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain figures may not be an arithmetic aggregation of the figures that precede them.

D.	DATES AND TIMES

All dates and times referred to in this Supplement are references to Ghana dates and times.

E.	FORWARD-LOOKING STATEMENTS

This Supplement includes “forward-looking statements” that reflect NewCo’s intentions, beliefs or current expectations and projections about its future results, operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies, plans, opportunities, trends and the market in which it operates.

These forward-looking statements are based on numerous assumptions regarding NewCo’s future business and the environment in which it expects to operate in the future. Forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause NewCo’s actual results, operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies, plans or opportunities, as well as those of the markets it serves or intends to serve, to differ materially from those expressed in, or suggested by, forward-looking statements contained in this Supplement.

The forward-looking statements speak only as of the date of this Supplement. NewCo expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. An investor should not place undue reliance on any forward-looking statements, and are cautioned that any forward-looking statements are not guarantees of future results, performance or achievements of NewCo.

F.	TRANSACTION ADVISERS

Stanbic Bank Ghana LTD (Stanbic) is acting as the Arranger (as defined) for the listing of the NewCo Ghana Securities. Stanbic consents to act in the specified capacity and to its name being stated in this Supplement. Neither Stanbic nor any of its employees or principals has any material direct or indirect economic or financial interest in NewCo.

SBG Securities Ghana LTD (SBG) is acting as the Sponsoring Broker (as defined) for the listing of the NewCo Ghana Securities. SBG consents to act in the specified capacity and to its name being stated in this Supplement. Neither SBG nor any of its employees or principals has any material direct or indirect economic or financial interest in NewCo.

Central Securities Depository (GH) Limited (CSD) is acting as Custodian (as defined) in respect of the NewCo Ordinary Shares for the benefit of the Ghana NewCo Shareholders (as defined). CSD consents to act in the specified capacity and to its name being stated in this Supplement. Neither CSD nor any of its employees or principals has any material direct or indirect economic or financial interest in NewCo.

Bentsi-Enchill, Letsa & Ankomah (BELA) is acting as Legal Advisers (as defined) to NewCo and AGA in respect of matters related to Ghanaian law. BELA consents to act in the specified capacity and to its name being stated in this Supplement and confirms that it has not withdrawn its consent to any statement or report prepared by it being included in this Supplement (in the form and context in which it is included). BELA has prepared the Legal Compliance Letter (as defined) set out under the Appendix (Legal Compliance Letter) of this Supplement. Neither BELA nor any of its employees or partners has any material direct or indirect economic or financial interest in NewCo or AGA.

National Trust Holding Company Ltd (NTHC) is acting as the Ghana Depositary (as defined) in respect of the NewCo GhDSs (as defined). NTHC consents to act in the specified capacity and to its name being stated in this Supplement. Neither NTHC nor any of its employees or principals has any material direct or indirect economic or financial interest in NewCo.

G.	DIRECTORS’ RESPONSIBILITY STATEMENT

NewCo and the NewCo Board accept responsibility for the information contained in this Supplement.

This Supplement has been reviewed and approved by the NewCo Board, who, collectively and individually, accept full responsibility for the accuracy of the information given and, after making all reasonable inquiries and to the best of their knowledge and belief, confirm that there are no facts the omission of which would make any statement in the document referred to above misleading.

No Director (as defined) has been involved in any of the following events: (a) a petition under bankruptcy or insolvency laws in any jurisdiction filed against such person or any partnership in which he/she is/was a partner or any corporation of which he/she is/was a director or chief executive officer (b) conviction of such person for fraud, misappropriation or breach of trust or any other similar offence and (c) such person being the subject of any order, judgement or ruling of any court of competent jurisdiction or administrative body preventing him/her from acting as an investment adviser, dealer’s representative, investment representative, a director of a financial institution or engaging in any type of business or professional activity.

Signed for and on behalf of NewCo on 27 July 2023
/s/ Alberto Calderon	/s/ Robert Hayes

Alberto Calderon	Robert Hayes
Chairman/Director	Director

TABLE OF CONTENTS

IMPORTANT INFORMATION AND DISCLAIMERS		2

CORPORATE INFORMATION OF THE ISSUER		7

CONTACT DETAILS OF THE TRANSACTION ADVISERS		8

DEFINITIONS		9

KEY MILESTONES AND INDICATIVE TIMELINES FOR AGA GHANA SECURITIES HOLDERS		14

1.	OVERVIEW OF THE TRANSACTIONS UNDER THE REORGANISATION	16

2.	ACTIONS REQUIRED TO APPROVE THE REORGANISATION	21

3.	OVERVIEW OF THE PARTIES TO THE REORGANISATION	27

4.	GHANA DEPOSITARY AGREEMENT	35

5.	LEGAL COMPLIANCE LETTER	37

6.	ADDITIONAL MATERIAL INFORMATION	38

APPENDIX: LEGAL COMPLIANCE LETTER		40

BACK PAGE		46

CORPORATE INFORMATION OF THE ISSUER

Issuer	AngloGold Ashanti plc 4th Floor, Communications House South Street Staines-upon-Thames, Surrey TW18 4PR United Kingdom
	Tel: Contact: Email:	+44 (0) 203 968 3323 Robert Hayes RHayes@AngloGoldAshanti.com
Directors	Alberto Calderon (Executive director) Robert Hayes (Executive director)

Secretary	Oakwood Corporate Secretary Limited Registration No. 07038430 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom

Auditors	PricewaterhouseCoopers Incorporated Waterfall City Heliport, 4 Lisbon Lane Waterfall City Midrand 2090 Registration No. 1998/012055/21

CONTACT DETAILS OF THE TRANSACTION ADVISERS

Arranger	Stanbic Bank Ghana LTD Stanbic Heights, Plot 215 South Liberation Link Airport City, Accra, Ghana
	Tel:	+233(0)302-610-690
	Contacts:	Kobby Bentsi-Enchill, Stacey Owusu-Ansah and Maame Efua Dadzie
	Emails:	Bentsi-EnchillK@stanbic.com.gh
Owusu-AnsahS@stanbic.com.gh
DadzieM2@stanbic.com.gh

Sponsoring Broker	SBG Securities Ghana LTD Stanbic Heights, Plot 215 South Liberation Link Airport City, Accra, Ghana
	Tel:	+233-(0)302-687-670
	Contact:	Fouad Idun-Ogde, Robert Rhule
	Email:	idun-ogdef@stanbic.com.gh
rhuler@stanbic.com.gh

Legal Adviser	Bentsi-Enchill, Letsa & Ankomah 4 Momotse Avenue, Adabraka, Accra, Ghana
	Tel:	+233-(0)302-208-888
	Contacts:	Seth Asante, Frank Akowuah, Sophia Sena Berdie, Jonathan Amable, and Wendy Antwi-Asimeng
	Emails:	seth.asante@bentsienchill.com
fnakowuah@bentsienchill.com
ssberdie@bentsienchill.com
jskamable@bentsienchill.com
wantwi-asimeng@bentsienchill.com

Custodian	Central Securities Depository (GH) Limited 4th Floor, Cedi House, Accra, Ghana
	Tel:	+233(0)302-689-313
	Contact:	Kwame Addai Boa-Amponsem
	Email:	kwame.boa-amponsem@csd.com.gh

Ghana Depositary	National Trust Holding Company Limited 18 Gamel Abdul Nasser Avenue, Ringway Estates, Accra
	Tel:	+233 (0) 302 964 932
	Contact:	Ken Mate-Kole
	Email:	kmatekole@nthc.com.gh

DEFINITIONS

In this Supplement, unless the context clearly indicates a contrary intention, the following expressions have the following meanings:
Term	Definition
A2X	means the South African securities exchange known as the A2X Markets which is operated by A2X Solutions Proprietary Limited

AGA	means AngloGold Ashanti Limited (Registration No.1944/017354/06), a public company duly incorporated in accordance with the company laws of South Africa

AGA Board	means the board of directors of AGA

Ghana Depositary Agreement
means the AngloGold Ashanti Ghana depositary securities agreement dated 26 April 2004 and entered into between AGA, the Depositary and Barclays Bank Ghana Limited (as custodian) for the purpose of establishing the Ghana Depositary Programme

AGA Ghana Registrar	means NTHC, acting in its capacity as registrar of the Ghana AGA Ordinary Shares

AGA Ghana Securities	means the Ghana AGA Ordinary Shares and the AGA GhDSs

AGA Ghana Securities Holder	means any holder of any AGA Ghana Securities

AGA GhDS
means Ghanaian depositary securities representing AGA Ordinary Shares at a ratio of 1 AGA Ordinary Share to 100 such Ghanaian depositary securities, which are issued under the terms of the Ghana Depositary Programme and listed and traded on the GSE

AGA GhDS Holder	means a Certificated AGA GhDS Holder or a Dematerialised AGA GhDS Holder

AGA Ordinary Shares	means the ordinary shares, with a par value of ZAR 0.25 (twenty-five cents) each, in the issued share capital of AGA

AGA Register	means the register of shareholders of AGA, which includes the Ghana AGA Register

AGA Shareholder	means a holder of AGA Ordinary Shares

AGAH Sale	means the transaction summarised under Section 1.1.2 (The AGAH Sale) below

Affiliates	means, in relation to a corporate body, its subsidiary, its holding company, or any other subsidiary or holding company of its holding company, and Affiliate shall be construed accordingly

Applicable Law	means any law or regulation of any governmental or other regulatory authority which governs the Reorganisation or any relevant Person, and Applicable Laws shall be construed accordingly

Appraisal Rights	means the dissenting shareholders’ appraisal rights remedy afforded to shareholders in terms of section 164 of the South African Companies Act

Arranger	means Stanbic, which is acting as the arranger in relation to the listing of the NewCo Ghana Securities on the GSE, and Arranger shall be construed accordingly

BELA	means Bentsi-Enchill, Letsa & Ankomah, a firm of legal practitioners licensed by the General Legal Council of Ghana and operating in Ghana

Central Securities Depository or CSD	means the Central Securities Depository (GH) Limited, a private company limited by shares and duly incorporated under laws of Ghana (or its nominee)

Certificated AGA GhDSs	means AGA GhDSs that have not been Dematerialised and to which title is evidenced by a Document of Title

Term	Definitions
Certificated AGA GhDS Holder	means the holder of a Certificated AGA GhDS

Certificated Ghana AGA Ordinary Shares	means issued Ghana AGA Ordinary Shares that have not been Dematerialised and to which title is evidenced by a Document of Title

Certificated Ghana AGA Shareholder	means the holder of a Certificated Ghana AGA Ordinary Share

CSD	means Central Securities Depository (GH) Limited

CSD Account	has the meaning given to it under Section 2.3.4.1 below

Custodian	means the CSD, acting as custodian for the Ghana NewCo Shareholders by holding their NewCo Ordinary Shares through an account held by a central securities depository participant in South Africa

Dematerialised	means the process by which securities held in certificated form are converted to or held in electronic form as uncertificated securities

Dematerialised AGA GhDSs	means AGA GhDSs which are Dematerialised

Dematerialised AGA GhDS Holder	means the holder of a Dematerialised AGA GhDS

Dematerialised Ghana AGA Ordinary Shares	means Ghana AGA Ordinary Shares which are Dematerialised

Dematerialised Ghana AGA Shareholder	means the holder of a Dematerialised Ghana AGA Ordinary Share

Directors	mean the directors of AGA and/or NewCo from time to time, and Director means any of them (as applicable in the relevant context)

Document of Title
means the original physical document of title such as a share certificate or duly executed share transfer form or transfer deed constituting or representing valid legal title to the AGA Ghana Securities

DTC	means the Depositary Trust Company

Encumbrance
means any mortgage, charge, lien, pledge, hypothecation, assignment by way of security, deposit by way of security or any other agreement or arrangement (whether conditional or not and whether relating to existing or to future assets), having the effect of providing a security interest to a creditor or any agreement or arrangement to give any form of a secured claim to a creditor but excluding statutory preferences and any security interest arising by operation of law

F-4 Prospectus
means the final prospectus dated 10 July 2023 relating to the registration statement on Form F-4 initially filed by NewCo with the U.S. Securities and Exchange Commission on 23 June 2023 in respect of the registration of the NewCo Ordinary Shares

Foreign Exchange Act	means the Foreign Exchange Act, 2006 (Act 723)

Form of Proxy	means the form of proxy (yellow) which is circulated together with the Shareholder Circular

Form of Transfer and Surrender	means the form of transfer and surrender (blue) which is circulated together with the Shareholder Circular

GBP	means pound sterling, the official currency of the United Kingdom

Ghana	means the Republic of Ghana

Ghana AGA Ordinary Shares	means the AGA Ordinary Shares recorded on the Ghana AGA Register

Term	Definition
Ghana AGA Register	means the register of Ghana AGA Shareholders, as maintained by the AGA Ghana Registrar

Ghana AGA Shareholders	means Certificated Ghana AGA Shareholders and Dematerialised Ghana AGA Shareholders

Ghana Depositary	means NTHC, which acts as the depositary in respect of the Ghana Depositary Program

Ghana Depositary Programme	means the Ghanaian depositary securities programme established under the terms of the Ghana Depositary Agreement

Ghana NewCo Ordinary Shares	means the NewCo Ordinary Shares to be held by the Custodian for the purpose of making book-entry interests in such NewCo Ordinary Shares available in Ghana

Ghana NewCo Shareholders	means the holders of the Ghana NewCo Ordinary Shares

GHS	means the Ghana Cedi, the official currency of Ghana or any successor currency

Group	means (prior to the implementation of the Reorganisation) AGA and its subsidiaries, and (subsequent to the implementation of the Reorganisation) NewCo and its subsidiaries, as the context requires

GSE	means the Ghana Stock Exchange

Implementation Agreement	means the agreement titled “Implementation Agreement” and entered into on 12 May 2023 between AGA and NewCo in respect of the implementation of the Reorganisation

Income Tax Act	means the Income Tax Act of Ghana, 2015 (Act 896) (as amended) or any statutory modification or re-enactment thereof

JSE	means the Johannesburg Stock Exchange

Last Practicable Date	means 15 June 2023, being the last practicable date, before the issue of this Supplement

Legal Advisers	means BELA

Legal Compliance Letter
means the legal compliance letter prepared and issued by BELA in relation to compliance of the listing of the NewCo Ghana Securities with Ghanaian law requirements, and which is set out under the Appendix (Legal Compliance Letter) below

NewCo	means AngloGold Ashanti plc (Registration No. 14654651), a public limited company duly incorporated in accordance with the laws of England and Wales

NewCo Articles	means the articles of association of NewCo

NewCo Board	means the board of directors of NewCo

NewCo Ghana Securities	means the Ghana NewCo Ordinary Shares and the NewCo GhDSs

NewCo Ghana Securities Holder	means a holder of any NewCo Ghana Securities

NewCo GhDS
means the Ghanaian depositary securities representing Ghana NewCo Ordinary Shares at a ratio of 1 Ghana NewCo Ordinary Share to 100 such Ghanaian depositary securities, which are (to be) issued pursuant to the Ghana Depositary Programme and listed and traded on the GSE

NewCo Ordinary Shares	means ordinary shares with a nominal value of USD 1 each in the share capital of NewCo

NewCo Shareholder	means owners of a beneficial interest in the NewCo Ordinary Shares in the form of book-entry interests created for the trading of the NewCo Ordinary Shares on a Dematerialised basis

Term	Definition
NYSE	means the New York Stock Exchange

Irrevocable Offer to Purchase
means the document titled “Irrevocable Offer to Purchase”, signed by NewCo and delivered to AGA on or about 12 May 2023, in terms of which, inter alia, NewCo irrevocably offers, in favour of AGA, to purchase all (and not part only) of 100% of the issued share capital of AGAH

Pre-Listing Statement	means the statement dated 7 July 2023 and prepared and filed by NewCo in connection with the secondary listing of the NewCo Ordinary Shares on the JSE

Person
means any natural person, corporation, company, partnership, firm, voluntary association, joint venture, trust, unincorporated organisation, governmental authority or body or any other entity (whether acting in an individual, fiduciary or other capacity) and, where applicable, that Person’s legal and personal representatives, successors and permitted assigns

Reorganisation
means the series of inter-conditional transaction steps (as summarised and in the sequence presented under Section 1.1 (Summary of the relevant transactions)) which will be implemented to procure that NewCo is established as the new holding company of the Group, with its primary listing on the NYSE and (among others) a secondary listing on the GSE

Reorganisation Consideration Record Date	means latest by 3pm on the date set by the AGA Board as being the “record date” on which an AGA Shareholder must be recorded in the AGA Register in order to participate in the Spin-Off and the Scheme

Reorganisation Documents
means the Implementation Agreement, Irrevocable Offer to Purchase, Pre-Listing Statement, Shareholder Circular and any other document designated as such, and Reorganisation Document shall be construed accordingly

Reorganisation Documents Record Date
means the date indicated as such in the table “Key Milestones and Indicative Timelines for AGA Ghana Securities Holders”, being the date on which an AGA Ghana Securities Holder must be recorded in the Ghana AGA Register or (in the case of a holder of a composite AGA GhDS) the register of the Ghana Depositary, to be eligible to be eligible to receive the Reorganisation Documents to be circulated by the AGA Ghana Registrar

Scheme	means the transaction summarised under Section 1.1.3 (The Scheme) below

SEC	means the Securities and Exchange Commission of Ghana

Securities Industry Act	means the Securities Industry Act of Ghana, 2016 (Act 929) or any statutory modification or re-enactment thereof

SEC Regulations	means the Securities and Exchange Commission Regulations, 2003 (L.I. 1728) or any statutory modification or re-enactment thereof

Shareholder Circular	means the shareholder circular dated 7 July 2023 and issued by AGA in connection with the Reorganisation

Shareholders’ Meeting	has the meaning assigned to it under Section 2.1 (Details of the AGA Shareholders Meeting) below

Shareholders’ Meeting Notice	has the meaning assigned to it under Section 2.1 (Details of the AGA Shareholders Meeting) below

South Africa	means the Republic of South Africa

South African Companies Act	means the South African Companies Act, No. 71 of 2008, as amended

Spin-Off	means the transaction summarised under Section 1.1.1 (The Spin-Off) below

U.S.	means the United States of America

United Kingdom or U.K.	means the United Kingdom of Great Britain and Northern Ireland, as constituted from time to time

USD	means U.S. Dollars, the official currency of the U.S.

Term	Definition

Voting Last Day to Trade	means the date indicated as such in the table “Key Milestones and Indicative Timelines for AGA Ghana Securities Holders”

Voting Record Date
means the date indicated as such in the table “Key Milestones and Indicative Timelines for AGA Ghana Securities Holders”, being the date on which an AGA Ghana Securities Holder must be recorded in the Ghana AGA Register or (in the case of a holder of a composite AGA GhDS) the register of the Ghana Depositary, to be eligible to attend and/or vote (give voting instructions to the Ghana Depositary for use) at the Shareholders’ Meeting

ZAR	means the South African Rand, being the lawful currency of South Africa

KEY MILESTONES AND INDICATIVE TIMELINES FOR AGA GHANA SECURITIES HOLDERS

Activity	Date	Time
Date on which Ghana AGA Shareholders must be recorded in the Ghana AGA Register to receive the Reorganisation Documents (Reorganisation Documents Record Date)	21 July	4 pm

Circulation of Reorganisation Documents to Ghana AGA Shareholders	Latest by 27 July	9 am

Last date for verifying the identity of Ghana AGA Shareholders and granting them access to the platform for the Shareholders’ Meeting	16 August 2023	12 noon

Last day to trade in Ghana AGA Ordinary Shares in order to be recorded in the Ghana AGA Register on the Voting Record Date (Voting Last Day to Trade)	7 August	4 pm

Last day to trade in AGA GhDSs in order to be qualified to instruct the Ghana Depositary on the Voting Record Date	7 August	4 pm

Voting Record Date (for Ghana AGA Shareholders and AGA GhDSs with composite AGA GhDSs)	11 August	9 am

For administrative purposes, date by which Forms of Proxy for the Shareholders’ Meeting are requested to be lodged with AGA Ghana Registrar	16 August	12 noon

Last date and time for Ghana AGA Shareholders to give notice to AGA objecting to the special resolution to approve the Scheme and/or the AGAH Sale (under Section 164 of the South African Companies Act, this must be at any time before the relevant votes take place)
	18 August	Any time before the vote on each resolution

Shareholders’ Meeting	18 August	12 noon

Results of Shareholders’ Meeting released by announcement on the GSE	21 August	9 am

Results of Shareholders’ Meeting published in national newspapers	22 August	N/A

If the Reorganisation is approved by the required number of AGA Shareholders
Last day for AGA Shareholders who voted against the Scheme and/or AGAH Sale to require AGA to seek court approval for the Scheme and/or AGAH Sale in terms of Section 115(3)(a) of the South African Companies Act
	25 August	N/A

Last day for AGA to send notice of the adoption of the special resolutions to approve the Scheme and/or the AGAH Sale to dissenting AGA Shareholders, in accordance with Section 164(4) of the South African Companies Act
	1 September	2 pm

Last day for an AGA Shareholder who voted against the Scheme and/or AGAH Sale to apply to court for leave to apply for a review of the Scheme and/or AGAH Sale in terms of Section 115(3)(b) of the South African Companies Act
	1 September	N/A

Last day for an AGA Shareholder who gave notice to AGA objecting to the Scheme and/or AGAH Sale in terms of Section 164 of the South African Companies Act, to make a demand against AGA as contemplated in Section 164(7) of the South African Companies Act (assuming AGA provides the notice contemplated in Section 164(4) of the South African Companies Act on the last possible day)
	29 September	2 pm

If there is no court approval or review of the Scheme or the AGAH Sales such that the Reorganisation becomes unconditional
Finalisation date for the announcement that the Reorganisation is unconditional in every respect released on the GSE and to the media	12 September	8 am

Last day to trade in AGA Ghana Securities in order to receive the NewCo Ghana Securities to be issued pursuant to the Reorganisation	19 September	4 pm

Trading of AGA Ghana Securities on the GSE is suspended	20 September	8 am

Record Date on which AGA Ghana Securities Holders must be recorded in the Ghana AGA Register and the register maintained by the Ghana Depositary to receive the NewCo Ghana Securities (Reorganisation Consideration Record Date)
	22 September	3 pm

Implementation date of the Reorganisation – AGA Ghana Securities are debited from the relevant CSD Accounts	25 September	8 am

Primary listing of NewCo (NewCo Ordinary Shares) on NYSE	25 September	1.30 pm

The account held by the CSD with the relevant central securities depository participant in South Africa is credited with book-entry interest reflecting NewCo Ordinary shares	26 September	Prior to commencement of trading

CSD reflects corresponding book-entry interests in the CSD Accounts of the Ghana NewCo Shareholders (i.e. the Ghana AGA Shareholders as at the Reorganisation Consideration Record Date)	26 September	Prior to commencement of trading

CSD credits NewCo GhDSs into the relevant CSD Accounts of the AGA GhDS Holders	26 September	Prior to commencement of trading

Secondary listing of Ghana NewCo Ordinary Shares and NewCo GhDSs	26 September	10 am

Delisting of Ghana AGA Ordinary Shares and AGA GhDSs	27 September	8 am

All dates provided are subject to change by the Sponsoring Broker in consultation with the NewCo Board (subject to obtaining the approval of the SEC). Any changes will be published in a national daily newspaper not later than 72 hours after receipt of approval from the SEC for such changes.

1.	OVERVIEW OF THE TRANSACTIONS UNDER THE REORGANISATION

The statements in this Section 1 (Overview of the Transactions under the Reorganisation) are summaries of the relevant text in the Reorganisation Documents, and are subject to, the more detailed provisions of the Reorganisation Documents. For a full appreciation of the Reorganisation, AGA Ghana Securities Holders are urged to read the Reorganisation Documents in their entirety.

1.1	SUMMARY OF THE RELEVANT TRANSACTIONS

1.1.1	THE SPIN OFF

AGA will effect a distribution in specie to the AGA Shareholders who are recorded as such in the AGA Register on the Reorganisation Consideration Record Date and who, by such date, have:

(a) not timeously delivered an Appraisal Rights demand to AGA in terms of section 164(5) to (8) of the South African Companies Act; or

(b)
timeously delivered an Appraisal Rights demand to AGA in terms of section 164(5) to (8) of the South African Companies Act but have had their rights reinstated in terms of section 164(10) of the South African Companies Act.

Pursuant to this transaction, AGA will direct NewCo to issue 46,000 NewCo Ordinary Shares to the relevant AGA Shareholders on a pro rata basis with the aggregate subscription price of USD 46,000 paid by AGA.

NewCo will redeem the 50,000 non-voting redeemable preference shares of GBP 1 each in the capital of NewCo and held by AGA, as a result of which such shares will automatically be treated as having been cancelled under English law.

AGA will gift one NewCo Ordinary Share to NewCo by transferring such NewCo Ordinary Share (which was issued to AGA upon the incorporation of NewCo) to NewCo for nil consideration. NewCo will then take the necessary steps to cancel such NewCo Ordinary Share.

1.1.2	THE AGAH SALE

NewCo has made (and AGA has the present, non-binding intention to accept) an irrevocable offer to AGA to purchase 100% of the issued shares in AGAH. If completed, the sale will constitute a disposal of all or a greater part of the assets or undertaking of AGA and will be subject to approval under Chapter 5 of the South African Companies Act in terms of sections 112 and 115 of the South Companies Act. The terms of NewCo’s irrevocable offer to AGA are stated in the Irrevocable Offer to Purchase.

1.1.3	THE SCHEME

AGA intends to implement a scheme of arrangement in terms of sections 114(1) and 115 of the South African Companies Act between AGA and the AGA Shareholders, pursuant to which NewCo will acquire all of the issued AGA Ordinary Shares from the AGA Shareholders in consideration for the right and obligation of such AGA Shareholders to receive (ipso facto and without any action on the part of such AGA Shareholders) NewCo Ordinary Shares in proportion to their holding of AGA Ordinary Shares.

1.2	IMPLEMENTATION OF THE REORGANISATION

1.2.1	Conditions to the implementation of the Reorganisation

The Implementation Agreement contains provisions related to the implementation of the Reorganisation, including suspensive conditions which must be fulfilled prior to the implementation of the Reorganisation and certain representations and warranties given by each of AGA and NewCo in relation to the Reorganisation. The conditions include the approval of the AGAH Sale and the Scheme by the AGA Shareholders. AGA will not request the AGA Shareholders to approve the Spin-Off. If all the conditions are not fulfilled or fulfilment is not waived (to the extent permitted by Applicable Law and the Implementation Agreement), the Reorganisation will not be implemented. Failure or inability to implement any one or more of the Spin-Off, the AGAH Sale and the Scheme will result in the failure of all of the steps comprising the Reorganisation and any steps already completed shall be unwound. The conditions have been set out in more detail under paragraph 7 of the Shareholder Circular.

1.2.2	Results of the implementation of the Reorganisation

Upon the successful implementation of the Reorganisation:

(a)
each AGA Shareholder will own one NewCo Ordinary Share for each AGA Ordinary Share held on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of Appraisal Rights);

(b)
the existing AGA Shareholders will beneficially own the same percentage of NewCo Ordinary Shares as they held of AGA Ordinary Shares on the Reorganisation Consideration Record Date (subject to any adjustments to reflect the exercise of Appraisal Rights);

(c)
NewCo will be the listed ultimate parent company of the Group and each of AGA and AGAH will be a direct, wholly-owned subsidiary of NewCo. The business carried out by NewCo and its subsidiaries immediately following the implementation of the Reorganisation will be the same as the business carried out by AGA and its subsidiaries immediately prior to the implementation of the Reorganisation;

(d)
the AGA Shareholders will, instead of holding shares in a South Africa incorporated company, now hold shares in a United Kingdom incorporated company which is, among others, subject to English company law;

(e) the NewCo Ordinary Shares to be issued pursuant to the Reorganisation will have a primary listing on the NYSE and secondary listings on the JSE, the A2X and the GSE;

(f) the AGA Ordinary Shares will be delisted from the JSE and the GSE;

(g) the securities accounts of the relevant AGA GhDSs holders will be debited of their entire holding of AGA GhDSs and credited with a proportionate holding of NewCo GhDSs; and

(h) the NewCo GhDSs will be listed on the GSE and the AGA GhDSs will be delisted.

1.3	DIAGRAMMATIC PRESENTATION OF CHANGES TO THE GROUP

1.3.1	Pre-implementation of the Reorganisation

The diagram below indicates (in simplified form) the organisational structure of the Group immediately prior to the implementation of the Reorganisation.

Chart 1: Simplified organisational structure of the Group pre-Reorganisation

AGA Shareholders
AngloGold Ashanti Limited ("AGA") *
Remaining SA Subsidiaries and Associates
AngloGold Ashanti plc ("NewCo")
AngloGold Ashanti Holdings plc ("AGAH")
International Subsidiaries
South Africa incorporated / South Africa tax resident
English incorporated / U.K. tax resident
Other jurisdiction incorporated / Other jurisdiction or U.K. tax resident
* Denotes a listed entity

1.3.2	Post implementation of the Reorganisation

The diagram below indicates (in simplified form) the organisational structure of the Group immediately after the implementation of the Reorganisation.

Chart 2: Simplified organisational structure of the Group post-Reorganisation

AGA Shareholders
AngloGold Ashanti plc ("NewCo") *
AngloGold Ashanti Limited ("AGA")
Remaining SA Subsidiaries and Associates
AngloGold Ashanti Holdings plc ("AGAH")
International Subsidiaries
South Africa incorporated / South Africa tax resident
English incorporated / U.K. tax resident
Other jurisdiction incorporated / Other jurisdiction or U.K. tax resident

* *Denotes a listed entity*

1.4	LEGAL BASIS FOR THE REORGANISATION

The AGA Board unanimously approved the proposal of the Reorganisation at a meeting held on 11 May 2023. The Reorganisation requires the prior approval of:

(a) the AGA Shareholders. This is being sought pursuant to the Shareholders’ Meeting;

(b) the SEC on the basis that it involves an invitation to the holders of publicly listed corporate securities to (i) dispose of their securities, and (ii) acquire new corporate securities; and

(c)
the Bank of Ghana on the basis that (pursuant to operational guidelines issued by the Bank of Ghana under the Foreign Exchange Act) the prior approval of the Bank of Ghana is required for the issue of capital market instruments by non-resident persons in Ghana.

1.5	RATIONALE BEHIND THE REORGANISATION

1.5.1	In resolving to approve the Reorganisation, the AGA Board consulted with AGA’s management and legal, financial and tax advisors, and considered the following positive factors:

(a)
enhancing access to deeper pools of capital – changing the primary listing of the Group from the JSE to the NYSE will increase access to deeper pools of capital and broaden the Group’s appeal to North American and other international investors. This enhanced position could generate incremental demand and share trading liquidity. AGA expects the broader investment appeal and related shift in regulatory environment to enhance the Group’s strategic and financing flexibility;

(b)
improving the Group’s competitive position in line with its global peers – major global gold mining peers with primary listings in North America have significantly higher valuations and greater trading liquidity on U.S. exchanges than the Group does. AGA believes that a change in primary listing to the NYSE will increase the Group’s proximity to North American institutional investors and analysts, which is expected to improve valuation comparisons to North American peers and enhance share trading liquidity;

(c)
redomiciling to a leading, low-risk jurisdiction where the Group has a corporate presence – as a result of the Reorganisation, all of the Group’s operating entities will be held under NewCo, a United Kingdom incorporated entity which is subject to English company law. AGA believes this will provide an efficient legal, regulatory and tax framework for the Group and its shareholders which is expected to enhance strategic and financing flexibility, thereby broadening the appeal of the Group to investors. AGA expects to build upon the existing corporate infrastructure, relationships and knowledge of the Group in the United Kingdom, which stems from the management of AGAH (AGA’s principal holding company subsidiary) having been tax resident and headquartered in the United Kingdom since 2017;

(d)
minimal disruption to existing stakeholders – in addition to a primary listing of the NewCo Ordinary Shares on the NYSE, NewCo will seek secondary listings on the JSE and A2X, and a secondary listing on the GSE. As a result, the Group will continue to build upon already established listings and pools of liquidity. Furthermore, the Group proposes no changes to the membership of the AGA Board or to management, who remain focused on executing the Group’s strategy. The Reorganisation is not expected to result in any job losses and certain core corporate functions servicing the Group are expected to maintain a presence in South Africa. In addition the transaction costs and expenses of implementing the Reorganisation which are largely tied to factors such as the fair market value of AGAH (which in turn is related to, and driven by factors similar to that which determine, AGA’s market capitalization) and the ZAR/USD exchange rate, in each case on the date of implementation of the Reorganisation, are expected to be non-recurring. Based on current legislation, an assumed market capitalisation of AGA of ZAR 186,115 million, an AGA share price of ZAR 444 and a ZAR/USD exchange rate of 18.19, each as of 19 June 2023, these transaction costs and expenses are estimated to be approximately USD482 million, representing approximately 5% of the market capitalisation of AGA, consisting of tax costs payable in South Africa and Australia of approximately USD422 million as well as transaction expenses;

(e)
continuity of shareholding structure – the Reorganisation will allow existing AGA Shareholders to maintain their investment in the Group in the same percentages as they held prior to the implementation of the Reorganisation (subject to any adjustments to reflect the exercise of appraisal rights);

(f)
tax treatment – the Reorganisation is not expected to be subject to U.S. federal or South African income tax generally, or to U.K. income tax or corporation tax for Non-U.K. Holders (as defined in the Shareholder Circular) and is expected to be broadly tax neutral for the Group on a going-forward basis, following the payment of one-off transaction taxes in South Africa and Australia; and

(g)
accounting treatment - for accounting purposes, the Reorganisation does not result in a business combination as defined under IFRS 3 “Business Combinations”. This is because no party to the Reorganisation can be identified as an accounting acquirer in the transaction and the Reorganisation does not result in any change in ownership, economic substance or carrying values for the Group. As such, the consolidated financial statements of the successor (i.e. NewCo) will reflect that the Reorganisation is in substance a continuation of the Group and the consolidated financial statements of the predecessor (i.e. AGA) will become the comparative consolidated financial statements of that successor, adjusted for any reclassification between share capital and other reserves as of the date of implementation of the Reorganisation.

1.5.2	The AGA Board considered the following negative factors and risks;

(a)
significant costs and expenses – the Group will incur significant nonrecurring transaction costs and expenses (expected to be around 5% of the market capitalisation of AGA) in connection with the implementation of the Reorganisation. Further, the Reorganisation is not expected to result in any significant cost savings or synergies for the Group, despite the other benefits outlined under Section 1.5.1 above; and

(b) risk of failure to implement the Reorganisation timely – failure to timely implement the Reorganisation could negatively affect the market price of AGA Ordinary Shares.

1.6	REORGANISATION DOCUMENTS

All AGA Shareholders are bound by, and are deemed to have knowledge of, all the provisions of the Reorganisation Documents and the various documents referred to or incorporated therein. Copies of all the Reorganisation Documents are available for inspection during usual business hours at the offices of the AGA Ghana Registrar and on the website of AGA at https://www.anglogoldashanti.com.

2.	ACTIONS REQUIRED TO APPROVE THE REORGANISATION

2.1	DETAILS OF THE AGA SHAREHOLDERS MEETING

AGA has convened a meeting of the AGA Shareholders (the Shareholders’ Meeting) which will be conducted entirely by electronic communication on Friday 18 August 2023 at 12:00 noon, or such other date, time and/or location as determined and announced in accordance with Applicable Law. The Meeting Specialist Proprietary Limited (TMS) (which has been appointed by AGA to host the Shareholders’ Meeting) will provide AGA and the AGA Shareholders with access to its electronic communication platform (the Platform) to enable all AGA Shareholders who are present at the Shareholders’ Meeting to communicate concurrently with each other and exercise their voting rights at the Shareholders’ Meeting. AGA has appointed TMS and the AGA Ghana Registrar to verify the identity of any person who wishes to attend and vote at the Shareholders’ Meeting (either as an AGA Shareholder (or AGA Shareholder’s representative) or as a proxy for an AGA Shareholder) and that person will only be granted access to the Platform after providing reasonably satisfactory evidence of identification to the AGA Ghana Registrar and TMS. Any person who wishes to attend the Shareholders’ Meeting is entitled to contact the AGA Ghana Registrar and TMS at any time prior to the conclusion of the Shareholders’ Meeting to be verified and provided with access to the Platform. However, to avoid any delays in being provided with access to the Platform, all relevant Ghana AGA Shareholders are encouraged to contact the AGA Ghana Registrar by email at kmatekole@nthc.com.gh (and copied to TMS at proxy@tmsmeetings.co.za) as soon as possible, but not later than 12 noon on 16 August 2023.

At the Shareholders’ Meeting, the AGA Shareholders will be requested to consider and, if deemed fit, to pass, with or without modification, the resolutions set out in the notice issued by AGA to convene the Shareholders’ Meeting (a form of which has been circulated with and forms part of the Shareholder Circular) (the Shareholders’ Meeting Notice). The Shareholders’ Meeting Notice and Reorganisation Documents will be circulated to all Ghana AGA Shareholders as at the Reorganisation Documents Record Date. If you hold Ghana AGA Ordinary Shares through a broker, nominee or other intermediary arrangement, kindly contact such broker, nominee or intermediary concerning your rights in respect of receiving the Reorganisation Documents and participating in the Shareholders’ Meeting.

2.2	OVERVIEW OF AGA GHANA SECURITIES HOLDERS

2.2.1	Types of AGA Ghana Securities

The types of AGA Ghana Securities are as follows:

(a) Certificated AGA GhDSs;

(b) Certificated Ghana AGA Ordinary Shares

(c) Dematerialised AGA GhDSs; and

(d) Dematerialised Ghana AGA Ordinary Shares.

2.2.2	Diagrammatic presentation of AGA Ghana Securities

Chart 3: Structure of the AGA Ghana Securities

NTHC
(Ghana: Branch Registrar)
Ghana AGA Ordinary Shares
(GSE Listed)
Ghana CSD
Certificated Ghana AGA Shareholders
Ghana CSD Participants
(Brokers, Custodians & Nominees)
NTHC
(in its capacity as Ghana Depositary)
Dematerialised Ghana AGA Shareholders
AGA GhDS *
(GSE listed)
Dematerialised AGA GhDS Holders
(Fractional Entitlements)
Certificated AGA GhDS Holders
(Fractional Entitlements)

** Transformation ratio: 100 DS = 1 Share*

2.3	AGA GHANA SECURITIES HOLDERS ENTITLED TO PARTICIPATE IN THE AGA SHAREHOLDERS MEETING

2.3.1	Certificated Ghana AGA Shareholders

	2.3.1.1	As the holder of AGA Ordinary Shares in certificated form, you may participate in the Shareholders’ Meeting by electronic communication as outlined in the Shareholders’ Meeting Notice.

2.3.1.2
If you do not wish (or are unable) to participate in the Shareholders’ Meeting personally, you may appoint one or more proxies (who do not need to be AGA Shareholders) to participate in your place by completing the Form of Proxy in accordance with the instructions therein, and returning it together with proof of identification (i.e. valid identity document such as Ghana card or passport) and authority to do so (where acting in a representative capacity), to the AGA Ghana Registrar by email (at kmatekole@nthc.com.gh) or by hand delivery or courier to its physical address (at Martco House, Okai-Mensah Link, Off Kwame Nkrumah Avenue, Adabraka) by no later than 48 hours before the shareholders meeting. The Form of Proxy may also be handed to the chairman of the Shareholders’ Meeting, at any time before the commencement of the voting at the Shareholders’ Meeting.

2.3.1.3
To receive the Ghana NewCo Ordinary Shares, you shall be required to surrender the Documents of Title in respect of all your Ghana AGA Ordinary Shares to the AGA Ghana Registrar and comply with Section 2.3.4 (Opening a CSD Account) below to open a CSD Account by no later than 4pm on the Reorganisation Consideration Record Date.

2.3.1.4
You may surrender your Documents of Title by completing the Form of Surrender and Transfer in accordance with its instructions and ensuring that the completed Form of Surrender and Transfer, together with the relevant Documents of Title, are received by the AGA Ghana Registrar no later than 10am on the Reorganisation Consideration Record Date.

	2.3.1.5	If you fail to surrender your Documents of Title and create a CSD Account in accordance with Section 2.3.1.3 and Section 2.1.3.4 above:

(a)
(in the event that the Reorganisation is approved at the Shareholders’ Meeting and regardless of whether you voted in favour of the Reorganisation) you shall still be required to surrender your Documents of Title and shall be unable to trade or undertake any subsequent action in relation to your Certificated Ghana AGA Ordinary Shares. Further, Ghana NewCo Ordinary Shares proportionate to your holding under the Certificated Ghana AGA Ordinary Shares will be credited into an omnibus CSD Account holding the interests of all Certificated Ghana AGA Shareholders who failed to comply with the requirements of this Section 2.3.1 (Certificated Ghana AGA Shareholders) until such time as you open a CSD Account; or

(b)
(in the event that the Reorganisation is not approved at the Shareholders’ Meeting) book-entry interests attributable to your Certificated Ghana AGA Ordinary Shares will be credited into an omnibus CSD Account holding the interests of all Certificated Ghana AGA Shareholders who failed to open a CSD Account. Thereafter, you shall be unable to trade or undertake any subsequent action in relation to your Ghana AGA Ordinary Shares until such time that you notify the AGA Ghana Registrar of the details of your CSD Account and have your Dematerialised Ghana AGA Ordinary Shares credited into your CSD Account.

	2.3.1.6	Kindly note that if the Reorganisation is implemented, you shall be required to surrender your Documents of Title (regardless of whether you voted in favour of the Reorganisation).

2.3.2	Dematerialised Ghana AGA Shareholders

	2.3.2.1	You may participate in the Shareholders’ Meeting by electronic communication as outlined in the Shareholders’ Meeting Notice.

2.3.2.2
If you do not wish (or are unable) to participate in the Shareholders’ Meeting personally, you may appoint one or more proxies (who do not need to be AGA Shareholders) to participate in your place by completing the Form of Proxy in accordance with the instructions therein, and returning it together with proof of identification (i.e. valid identity document such as Ghana card or passport) and authority to do so (where acting in a representative capacity), to the AGA Ghana Registrar by email (at kmatekole@nthc.com.gh) or by hand delivery or courier to its physical address (at Martco House, Okai-Mensah Link, Off Kwame Nkrumah Avenue, Adabraka) by no later than 48 hours before the shareholders meeting. The Form of Proxy may also be handed to the chairman of the Shareholders’ Meeting, at any time before the commencement of the voting at the Shareholders’ Meeting.

2.3.2.3
In the event that the Reorganisation is implemented, you will have your CSD Account debited with your Dematerialised Ghana AGA Ordinary Shares and credited with Ghana NewCo Ordinary Shares. Should the Reorganisation not be implemented, you will retain your Dematerialised Ghana AGA Ordinary Shares and will not be entitled to receive any Ghana NewCo Ordinary Shares.

2.3.3	AGA GhDS Holders

2.3.3.1
Under the terms of the Ghana Depositary Agreement, the right to vote at general meetings of AGA is limited to AGA GhDS Holders holding a composite AGA GhDSs (i.e. 100 AGA GhDSs). Such AGA GhDS Holders are required to exercise their voting rights by written instruction to the Ghana Depositary, directing the Ghana Depositary on how to vote in respect of the Ghana AGA Ordinary Shares that the composite AGA GhDSs represent.

2.3.3.2
If you are an AGA GhDS Holder, you should receive a voting instruction request from the Ghana Depositary informing you of the record date by which you are required to instruct the Ghana Depositary as to the exercise of the voting rights attributable to the number of Ghana AGA Ordinary Shares which your composite AGA GhDSs represent (the GhDS Instruction Date).

2.3.3.3
If you do not provide the Ghana Depositary with your voting instructions in a timeous manner, the Ghana AGA Ordinary Shares underlying your AGA GhDSs will (subject to Section 2.3.3.4 below) not be counted to establish a quorum to open the Shareholders’ Meeting, voted in respect of the proposed resolutions, or taken into account in calculating whether the requisite majority required to approve the proposed resolutions has been achieved.

2.3.3.4
Where the Ghana Depositary does not receive any voting instructions from an AGA GhDS Holder with composite AGA GhDSs in accordance with this Section 2.3.3 (AGA GhDS Holders), AGA is authorised under the terms of the Ghana Depositary Agreement to designate a Person to whom the Ghana Depositary will be required to give a proxy to vote at the Shareholders’ Meeting in respect of the Ghana AGA Ordinary Shares underlying the relevant AGA GhDSs. The Ghana Depositary is prohibited from giving such proxies where the Issuer indicates that it does not wish such a proxy to be given, where there is substantial opposition to the giving of the proxy or where the matters to be voted on materially and adversely affect the rights of the AGA GhDS Holders.

2.3.3.5
Instead of voting at the Shareholders’ Meeting through written instructions to the Ghana Depositary, AGA GhDS Holders may surrender their composite AGA GhDSs to the Ghana Depositary for cancellation and withdrawal by (in the case of Certificated AGA GhDSs) surrendering their Documents of Title to the Ghana Depositary for cancellation and providing the Ghana Depositary with a CSD Account number, or (in the case of Dematerialised AGA GhDSs) procuring the transfer of their AGA GhDSs to the Ghana Depositary for cancellation. Upon the successful completion of this process in accordance with the terms of the Ghana Depositary Agreement, such AGA GhDS Holders shall be credited with Dematerialised Ghana AGA Ordinary Shares, following which they may vote in accordance with Section 2.3.2 (Dematerialised Ghana AGA Shareholders) above.

2.3.4	Opening a CSD Account

2.3.4.1
To hold Dematerialised securities such as the NewCo Ghana Securities, a Certificated AGA Ghana Securities Holder must first contact a CSD depository participant to open a CSD account (the CSD Account).

2.3.4.2
A CSD Account is an account opened by a depository participant with the CSD and into which Dematerialised securities are credited. The CSD operates a securities depository for keeping records of ownership of securities and to undertake clearing and settlement of securities. The NewCo Ghana Securities will, therefore, be credited electronically into, and be accepted for clearance through, the CSD.

2.3.4.3
Certificated AGA Ghana Securities Holders who wish to open a CSD Account may contact the AGA Ghana Registrar and follow the relevant instructions for a CSD Account to be opened for them. Persons who open CSD Accounts through the AGA Ghana Registrar will automatically be registered as clients of NTHC Securities Limited, an Affiliate of the AGA Ghana Registrar. Upon the successful completion of the CSD Account opening process, the applicant will be provided with details such as a CSD member code, CSD Account number and CSD Account type.

2.4	VOTING AT THE SHAREHOLDERS MEETING

To be entitled to vote at the Shareholders’ Meeting in accordance with the provisions of Section 2.3 above, a Person must be recorded as an AGA Ghana Securities Holder by the Voting Record Date. The resolutions to be considered and (if thought fit) approved at the Shareholders’ Meeting, as well the percentage of votes required to adopt each resolution, are sufficiently set out in the Shareholders’ Meeting Notice.

2.5	APPRAISAL RIGHTS

A dissenting AGA Shareholder may demand that such Person be paid the fair value for all of the Ghana AGA Ordinary Shares held by that Person, by:

(a) notifying AGA of that Person’s objection to any of the special resolutions to be adopted to approve the Scheme or the AGAH Sale at any time before the resolution is voted on;

	(b)	voting against the relevant resolution at the Shareholders’ Meeting and complying with all of the procedural requirements of section 164 of the South African Companies Act; and

(c)
sending AGA a written notice demanding payment within 20 business days (under South African law) of being notified by AGA that the relevant resolutions were adopted or (where AGA fails to notify the relevant AGA Shareholder that the special resolutions were adopted) within 20 business days (under South African law) after learning that the special resolutions to approve the Reorganisation have been adopted.

Further details regarding the process and consequences of exercising Appraisal Rights are set out on page 18 of the Shareholder Circular.

2.6	Transferring the Ghana AGA Ordinary Shares upon implementation of the Reorganisation

2.6.1
If the Reorganisation is approved by the requisite number of AGA Shareholders, all AGA Shareholders would be bound by the decision and the AGA Ghana Registrar would be authorised to (on a mandatory basis) transfer all issued and outstanding Ghana AGA Ordinary Shares to NewCo on the date on which the Reorganisation is implemented.

2.6.2	To transfer all Ghana AGA Ordinary Shares to NewCo:

	2.6.2.1	in respect of Dematerialised Ghana AGA Shareholders only:

(a)
the approval of the Reorganisation shall be considered as an application to the CSD for the withdrawal of the Dematerialised Ghana AGA Ordinary Shares. Consequently, the CSD shall debit the relevant CSD Accounts, proceed to immobilise all the existing Dematerialised Ghana AGA Ordinary Shares and advice the AGA Ghana Registrar in respect of the withdrawn Ghana AGA Ordinary Shares;

(b)
upon being notified by the CSD, the AGA Ghana Registrar shall issue a share certificate (in respect of all the Ghana AGA Ordinary Shares which have been withdrawn from the CSD system) in the name of NewCo; and

(c)
the AGA Ghana Registrar shall procure that the Ghana AGA Ordinary Shares held in the name of NewCo are transferred to the AGA Register in accordance with the established procedures for moving AGA Shareholders from the Ghana AGA Register to the AGA Register; and

	2.6.2.2	in respect of Certificated Ghana AGA Shareholders only, the AGA Ghana Registrar shall:

		(a)	consider the approval of the Reorganisation as an instruction from the Certificated Ghana AGA Shareholders to transfer their Ghana AGA Ordinary Shares to NewCo;

		(b)	record (in the Ghana AGA Register) a transfer of all existing Certificated Ghana AGA Ordinary Shares from their holders in favour of NewCo;

		(c)	issue a new certificate in respect of all the transferred Certificated Ghana AGA Ordinary Shares in the name of NewCo; and

(d)
procure that the Ghana AGA Ordinary Shares held in the name of NewCo are transferred to the AGA Register in accordance with the established procedures for moving AGA Shareholders from the Ghana AGA Register to the AGA Register.

2.6.3
AGA’s announcement of the results from the Shareholders’ Meeting shall be sufficient and conclusive authority for the AGA Ghana Registrar and the CSD to undertake the steps stated under Section 2.6.2 above.

3.	OVERVIEW OF THE PARTIES TO THE REORGANISATION

3.1	AGA

3.1.1	Corporate history

AGA (formerly AngloGold Limited) was incorporated in the South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited. AGA operates under the South African Companies Act. On 26 April 2004, AGA acquired the entire issued share capital of Ashanti Goldfields Company Limited and changed its name to AngloGold Ashanti Limited on the same day. The AGA Ordinary Shares have been listed on the main board of the JSE since 1998.

The AGA Ordinary Shares are listed on the JSE under the symbol “ANG” and on the A2X under the symbol ANG. The AGA Ordinary Shares are listed on the NYSE in the form of depositary receipts under the symbol “AU” (with each representing one AGA Ordinary Share), on the Australian Securities Exchange in the form of depositary interests under the symbol “AGG” (with each representing one-fifth of an AGA Ordinary Share), and on the GSE as a cross listing under the symbol “AGA”. The AGA Ordinary Shares are also listed in the form of AGA GhDSs, under the symbol “AAD” (with each representing one hundredth of an AGA Ordinary Share). Independent of the Reorganisation, AGA has received authorisation to voluntarily delist from the Australian Stock Exchange.

AGA’s principal executive office is located at 112 Oxford Road, Houghton Estate, Johannesburg, 2198 (Private Bag X 20, Rosebank, 2196), South Africa (Telephone +27 (0)11 637-6000). AGA’s internet address is at https://www.anglogoldashanti.com. Information available on AGA’s website is not, and will not be deemed to be, part of, or incorporated by reference into, this Supplement.

3.1.2	Nature of business

AGA is an independent, global gold mining company, headquartered in Johannesburg, South Africa. It has a diverse portfolio of operations, projects and exploration activities across 9 countries and on 4 continents, a high-quality, well-diversified asset portfolio, and a focused global exploration program. The assets include production from 7 countries (i.e. Argentina, Australia, Brazil, the Democratic Republic of Congo, Ghana, Guinea and Tanzania) and greenfield projects in the U.S. and Colombia. While gold is its principal product, AGA produces silver (Argentina) and sulfuric acid (Brazil) as by-products.

3.1.3	Governance structure

As of the Last Practicable Date, the AGA Board was constituted by 12 Directors. The members of the AGA Board are as shown in the table below.

Table 1: Composition of the AGA Board
Director	Position	Age	Date of appointment	Other directorships
Maria Ramos	Board chair (Non-executive Director)	63	1 June 2019	Standard Chartered Plc, Compagnie Financière Richemont SA
Alberto Calderon	Executive Director and chief executive officer	63	1 September 2021	N/A
Gillian Doran	Executive Director and chief financial officer	46	1 January 2023	N/A
Kojo Busia	Independent non-executive Director	60	1 August 2020	African Mining Vision Resources Partners
Alan Ferguson	Independent non-executive Director	65	1 October 2018	Harbour Energy Plc
Albert Garner	Independent non-executive Director	67	1 January 2015	N/A
Rhidwaan Gasant	Independent non-executive Director	64	12 August 2010	Growthpoint Properties Limited, MTN Nigeria Communications Plc, V&A Waterfront Holdings (Pty) Ltd and its subsidiaries

Scott Lawson	Independent non-executive Director	61	1 December 2021	N/A
Maria Richter	Independent non-executive Director	68	1 January 2015	Rexel Group, Bessemer Trust
Jochen Tilk	Independent non-executive Director	59	1 January 2019	Emera Inc.
Diana Li Sands	Independent non-executive Director	57	1 June 2023	PDC Energy Inc, SP+ Corp
Jinhee Magie	Independent non-executive Director	55	1 June 2023	Lithium Americas Corp, Star Royalties Ltd

The remuneration and benefits of the members of the AGA Board are set out in the consolidated financial statements of AGA as of 31 December 2022. As a public company, the audited financial statements of AGA have been disseminated through the relevant exchanges AGA is listed on and are publicly available. Neither the members of the AGA Board nor the members of the executive management of AGA will be granted any special benefits in connection with the Reorganisation. None of the members of the AGA Board or the members of the executive management of AGA will receive compensation due to the Reorganisation. However, to avoid additional taxes or penalties under U.S. tax law, members of the executive management of AGA who participate in a deferred compensation plan that has been established for the benefit of AGA’s U.S. employees will be required to receive payment (at the time of the Reorganisation) of compensation, estimated at approximately USD0.6 million in total, which they had previously earned but deferred the receipt thereof. Further, no changes to the remuneration package for the members of the AGA Board or executive management of AGA are intended to be made in connection with the Reorganisation. In connection with the implementation of the Reorganisation, the existing rights over AGA Ordinary Shares held by participants under AGA’s share incentive schemes (including members of the AGA Board and executive officers) are expected to be rolled over into equivalent rights over NewCo Ordinary Shares. Further information regarding the profiles of the members of the AGA Board is set out under Annexure E of the Shareholder Circular of the Pre-Listing Statement.

3.1.4	Management of AGA

An executive management committee is responsible for managing the affairs of AGA. For more information (including the names and profiles of the management members, please refer to “Board Committees as at the Date of this Pre-Listing Statement” under the Pre-Listing Statement.

3.1.5	Holdings of Directors and management of AGA

3.1.5.1
As of the Last Practicable Date, some Directors (namely, Alberto Calderon, Kojo Busia, Alan Ferguson, Albert Garner, Maria Richter Scott Lawson, Jochen Tilk) and prescribed officers of AGA hold AGA Ordinary Shares. The interested Directors intend to vote their AGA Ordinary Shares in favour of the Reorganisation.

	3.1.5.2	For more information, please see “Interests of AGA Directors and AGA Management in the Reorganisation” under the Pre-Listing Statement.

3.1.6	Shareholding and capital structure

3.1.6.1
As at the Last Practical Date, AGA has authorised share capital of 600,000,000 ordinary par value shares of ZAR 0.25 (25 cents) each and an issued share capital of 419,612,543 ordinary par value shares of ZAR 0.25 (25 cents) each.

3.1.6.2
The AGA Ghana Registrar maintains the Ghana AGA Register for the purpose of recording the details of and changes in the Ghana AGA Shareholders. The structure of the Ghana AGA Register and its relationship with the AGA register is as depicted in Chart 4 below.

Chart 4: AGA share register structure pre-Reorganisation

AngloGold Ashanti Limited
(South African incorporated company)
Computershare SA
(SA: Primary Registrar)
NTHC
(Ghana: Branch Registrar)
AGA Ordinary Shares
(JSE Listed)
Ghana AGA Ordinary Shares
(GSE Listed)
Registered (Legal Title) Shareholders
CHESS Depositary Nominees (1)
Strate CSD
(SA CSD)
Other Certificated Holders
Ghana CSD
Ghana CSD participants
(Brokers, Custodians & Nominees)
(1) CHESS Depositary Nominees hold in custody the shares that underpin the CHESS Depositary Interests (CDIs) on issue
Computershare SA
(CSDP)
CSDPs
(Brokers, Custodians & Nominees)
Beneficial Owners
Beneficial Owners
Dematerialised Ghana AGA Shareholders
NTHC (Dematerialised)
(in its capacity as Ghana Depositary)
NTHC (Certificated)
(in its capacity as Ghana Depositary)
Certificated Ghana AGA Shareholders
Registered (Legal Title) Shareholders
Standard Bank (2)
(Custodian for Bank of New York)
(2) Bank of New York holds shares in custody that underpin the ADRs
Transformation ratio: 100 DS = 1 share
AGA GhDSs
(GSE Listed)
Dematerialised AGA GhDS Holders
(Fractional Entitlements)
Certificated AGA GhDS Holders
(Fractional Entitlements)
Transformation ratio: 5 CDIs = 1 share
Transformation ratio: 1 ADR = 1 share
Bank of New York
(ADR Bank)
AngloGold Ashanti Limited
(CDI Register)
American Depositary Receipts
(NYSE Listed)
CHESS Depositary Interests (CDIs)
(ASX Listed)
Computershare US
(Transfer Agent for BNYM)
CHESS
(AJJ CSD)
Transformation ratio: 5 CDIs = 1 ADR
Registered ADR Holder
(DRS)
Cede & Co.
(Registered Holder & Nominee for DTC)
Registered ADR Holder
(Certificated)
Computershare Australia
(CDI Registrar)
DTC
(US CSD)
Legend:
Registered (Legal Title) Shareholders
Registrar / Transfer Agent
CSD
Listing
DTC Participants
(Brokers, Custodians & Nominees)
DTC Participants
(Brokers, Custodians & Nominees)
DTC Participants
(Brokers, Custodians & Nominees)
Registered CDI Holder
Registered CDI Holder
HSBC Nominees (3)
(3) HSBC Nominees is the Australian custodian for Bank New York and holds in custody CDIs that underpin ADRs
Beneficial Owners

3.2	NEWCO

3.2.1	Corporate history

The Issuer or NewCo was incorporated as a private limited company under the laws of England and Wales on 10 February 2023, under the name “AngloGold Ashanti (UK) Limited. It was re-registered as a public limited company and changed its name to “AngloGold Ashanti plc” on 22 June 2023 for the purposes of carrying out the Reorganisation.

NewCo’s registered office is located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom. NewCo’s principal executive office is located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom and its telephone number is +44 (0) 203 968 3323. Upon completion of the Reorganisation, the Group’s global headquarters are expected to be moved to 4601 DTC Blvd., Suite 550, Denver CO 80237, U.S. but its principal executive office will remain located at 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, TW18 4PR, United Kingdom.

3.2.2	Nature of business

NewCo was formed in order to facilitate the implementation of the Reorganisation. It has no operations and no material assets or liabilities other than in connection with the Reorganisation. NewCo does not currently own any shares or securities in any entity.

3.2.3	Governance structure

As of the date of this Supplement, the Directors of NewCo are Alberto Calderon and Robert Paul Harling Hayes.

Table 1: Composition of the AGA Board
Director	Position	Age	Date of appointment as director	Other directorships

Alberto Calderon	Executive director and principal executive officer	63	10 February 2023	N/A
Robert Paul Harling Hayes	Executive director and principal financial officer and principal accounting officer	57	10 February 2023	AngloGold Ashanti Holdings plc, AGRe Insurance Company Limited

NewCo intends to appoint all the members of the AGA Board as its Directors and the management team of AGA as its management officials at or prior to the time of completion of the Reorganisation. Robert Hayes will not remain a Director nor member of the management team of NewCo after the Reorganisation is completed. Once the Reorganisation is completed, NewCo expects that the reconstituted NewCo Board will establish the following committees in compliance with Applicable Law:

(a)	audit and risk committee;

(b)	remuneration and human resources committee;

(c)	social, ethics and sustainability committee;

(d)	investment committee; and

(e)	nominations and governance committee.

The functions that these committees will perform and their powers and responsibilities will be specified in their respective charters, which will be adopted by the NewCo Board at the time such committees are established. However, these functions are expected to be substantially the same as those performed by the committees of the AGA Board.

As of the date of this Supplement, NewCo has not paid any remuneration to the current or proposed NewCo non-executive directors or the proposed NewCo management. Under English law, following the Reorganisation, NewCo will be required to compensate its Directors in accordance with a shareholder approved remuneration policy, which will be presented to shareholders at the first annual general meeting following the Reorganisation. It is expected that NewCo’s proposed remuneration policy will mirror that of AGA, subject to any changes necessary to reflect English law, or that the NewCo remuneration and human resources committee determines to be necessary to align the policy with applicable market practice and the new Group structure following the Reorganisation and that is in the best interests of NewCo and its shareholders (the NewCo Remuneration Policy). Prior to the approval of the NewCo Remuneration Policy, the remuneration paid to the members of the NewCo Board will not be subject to the requirements of any remuneration policy. However, AGA expects that such remuneration will be generally consistent with that provided for under AGA’s current remuneration policy.

3.2.4	Shareholding and capital structure

3.2.4.1
There is no requirement for a company to set out an authorised share capital under English law. Accordingly, NewCo does not have an authorised share capital. However, NewCo will have sufficient authority to allot and issue the requisite number of NewCo Ordinary Shares under the Reorganisation. As of the Last Practicable Date, NewCo’s issued share capital was one NewCo Ordinary Share of USD1 and 50,000 non-voting, redeemable preference shares of GBP 1 each, all of which are held by AGA. AGA subscribed for the redeemable preference shares at a premium of GBP 1.20 per share, such that the total subscription price paid for each redeemable preference share was GBP 2.20. To redeem the preference shares, NewCo undertook a reduction of its share capital to reduce GBP 1.00 of the premium paid on each redeemable preference share. This reduction created distributable reserves totalling GBP 50,000, which NewCo will apply to fund the redemption of the redeemable preference shares as part of the Reorganisation. The redemption of the redeemable preference shares result in the shares being automatically treated as cancelled under English law. AGA will also gift to NewCo (by transferring for nil consideration) the NewCo Ordinary Share AGA holds (and which was issued to AGA upon the incorporation of NewCo) as part of the implementation of the Reorganisation. NewCo will then take the necessary steps to cancel such NewCo Ordinary Share, such that upon completion of the Reorganisation, NewCo’s share capital will comprise the NewCo Ordinary Shares issued pursuant to the Spin Off and the Scheme. The only class of shares in NewCo’s share capital that will be listed for trading on a securities exchange is the NewCo Ordinary Share.

3.2.4.2
The aggregate nominal value of the issued share capital of NewCo will, immediately following the implementation of the Reorganisation, be approximately USD 419,612,543. It is expected that the number of NewCo Ordinary Shares to be listed pursuant to the Reorganisation will be equal to the number of AGA Ordinary Shares listed immediately prior to implementation of the Reorganisation, subject to the necessary adjustments to reflect the exercise of Appraisal Rights. The subscribed capital is expected to be equal to the market value of AGA (standalone) on the date of implementation.

3.2.4.3
All of the NewCo Ordinary Shares rank pari passu in all respects. Accordingly, all NewCo Ordinary Shares have equal voting rights and rights to participate in capital, dividend and profit distributions by NewCo. The rights of NewCo Shareholders are governed by the NewCo Articles and Applicable Laws. Relevant provisions of the NewCo Articles and the Applicable Laws have been set out in more detail in the Reorganisation Documents. Further, the Pre-Listing Statement contains a comparison of the rights of AGA Shareholders and NewCo Shareholders. You are urged to read the Reorganisation Documents in full for a better understanding of the differences between your status as an AGA Shareholder and as a NewCo Shareholder.

3.2.4.4
To facilitate the issuance and ongoing trading of NewCo Ordinary Shares through the U.S. (i.e. the primary listing location), South Africa and Ghana, NewCo expects to enter into arrangements with DTC, to allow NewCo Ordinary Shares to be eligible to be held and settled through the facilities of DTC on a Dematerialised basis. DTC is the U.S. central securities depository, as used for the settlement of securities between participants trading on the NYSE.

3.2.4.5
As is customary for publicly traded shares in the U.S., all freely-tradable NewCo Ordinary Shares will be deposited with Cede & Co. (as nominee for the DTC), while all NewCo Ordinary Shares which are issued to Affiliates of NewCo (and as such are subject to trading restrictions under U.S. securities laws) will be deposited with GTU Ops, Inc., which is outside of DTC (as nominee for Computershare Trust Company, N.A. (CTCNA), in its capacity as depositary).

3.2.4.6
DTC will then create book-entry interests representing an entitlement to the NewCo Ordinary Shares held by Cede & Co. and credit these entitlements to the DTC participant accounts of (among others) CTCNA in its capacity as custodian for securities to be issued into Strate (i.e. the South African central securities depository) to various central securities depository participants in South Africa and CTCNA in its capacity as the U.S. exchange agent.

3.2.4.7
For Ghana AGA Shareholders, the CSD has agreed to act as Custodian for the purpose of delivering book-entry interests in the NewCo Ordinary Shares into Ghana for listing and trading. For this purpose, the CSD has entered into an arrangement under which Strate will automatically deliver NewCo Ordinary Share book-entry interests to an account of the CSD held with a South African central securities depository participant. The CSD will then automatically deliver Ghana NewCo Ordinary Share book-entry interests into the relevant CSD Account which held the Ghana AGA Ordinary Shares prior to the implementation of the Reorganisation. In the case of a Certificated Ghana AGA Shareholder who fails to open a CSD Account by the Reorganisation Consideration Record Date in accordance with Section 2.3.1.3 above, such Person’s Ghana NewCo Ordinary Shares will be credited into an omnibus account until such time as the Person creates a CSD Account.

3.2.4.8	This means that after the Reorganisation:

(a)
the shareholders of NewCo (i.e. the registered legal owners of the NewCo Ordinary Shares), under English law, shall (initially) be Cede & Co. and GTU Ops Inc., and any certificated shareholders (of which there will be none upon completion of the Reorganisation); and

(b)
the NewCo Shareholders who do not rematerialise their NewCo Ordinary Shares following completion of the Reorganisation will (in strict legal terms) be owners of a beneficial interest in the NewCo Ordinary Shares in the form of book-entry interests created for the trading of the NewCo Ordinary Shares on a Dematerialised basis.

3.2.4.9
Any Person whose NewCo Ordinary Shares are held through DTC may transfer the beneficial interest in some or all of their NewCo Ordinary Shares to another Person. However, no such transfers will be registered in the NewCo Ordinary Share register because legal title to all such NewCo Ordinary Shares will at all times remain with Cede & Co. (as nominee for DTC). Consequently, Cede & Co. (as the legal owner of the NewCo Ordinary Shares, shall be entitled to attend and vote at meetings of the members of NewCo while NewCo Shareholders, being only holders of beneficial interests, will enjoy no such rights. However, as Cede & Co. will be acting as registered shareholder in a nominee capacity only, the Ghana NewCo Shareholders are entitled to receive dividend payments, distributions and other corporate actions through the network of depositaries described under Section 3.2.4.6 and Section 3.2.4.7 above. Ghana NewCo Shareholders may also vote on shareholder resolutions to be adopted by NewCo by submitting their voting instructions to the CSD to be submitted to NewCo through the same network of depositaries.

3.2.4.10
A further consequence of the above-mentioned shareholding and capital structure changes under U.S. law is that NewCo will not maintain a Ghana branch register. Consequently, the Ghana AGA Register will be closed down following the implementation of the Reorganisation and all Ghana AGA Shareholders will trace their shareholding through both Strate and DTC and beneficial interest mechanism through corresponding book-entry interests as described under Section 3.2.4.6 above and as depicted under Chart 5 below.

3.2.5	Holdings of Directors of NewCo

As at the Last Practicable Date, no Director holds any direct or indirect beneficial interests in the share capital of NewCo, nor have the Directors dealt in NewCo Ordinary Shares during the period beginning 6 months before the announcement in relation to the Reorganisation, and ending on the Last Practicable Date. For additional information, please see “Beneficial interests in the Reorganisation” under the Pre-Listing Statement.

3.3	AGAH

AGAH is a wholly owned subsidiary of AGA. It was incorporated on 10 January 1992 as a private limited company under the Isle of Man Companies Acts 1931 to 1986, under the name of S.M.I. Holdings Limited with company number 056961C. After a number of name changes and re-registrations, AngloGold Ashanti Holdings plc (on 17 July 2007) re-registered in the Isle of Man as a company incorporated and existing under the Isle of Man Companies Act 2006 with company number 001177V. It has (since 2017) been registered under the U.K. Companies Act 2006 as an overseas company with company number FC034822 on the basis of having established a UK establishment in the United Kingdom. As a result, AGAH has been tax resident and headquartered in the United Kingdom since 2017.

The principal activity of AGAH is to act as a holding company for certain of AGA’s operations and assets located outside South Africa. Following the completion of the Reorganisation, AGAH will be a major subsidiary of NewCo.

Chart 5: NewCo shareholding framework

NewCo
(UK incorporated company)
Computershare US
(Transfer Agent)
Computershare UK
(Registrar – Inspection Services)
Ordinary Shares
(NYSE, JSE & A2X, GSE listed)
Computershare DR Nominees
(Nominee for DR Issuer)
Cede & Co.
(Registered Holder & Nominee for DTC)
Registered (Legal Title) Shareholders
Computershare US
(DR Issuer)
DTC
(US CSD)
Depositary Receipts
(Unlisted)
Computershare US
(DTC Participant & Custodian for Computershare SA)
DTC Participants
(Brokers, Custodians & Nominees)
DTC Participants
(Brokers, Custodians & Nominees)
Computershare US
(DTC Participant & Exchange Agent)
DR Holders
(Affiliates or Restricted Holders)
Computershare SA
(Administrative Depositary Agent for Strate/PLC Nominees)
Beneficial Owners
Beneficial Owners
Unexchanged Holders
(Former registered holders of ADRs)
Strate
(SA CSD)
Computershare SA
(CSDP)
CSDPs
(Brokers, Custodians & Nominees)
CSDP
(Custodian for Ghana CSD)
Beneficial Owners
(including former AGA certified holders yet to instruct)
Beneficial Owners
Ghana CSD
Ghana CSD Participants
(Brokers, Custodians & Nominees)
NTHC
(Ghana CSD Participant and Depositary Share Issuer)
Ghana NewCo Shareholders
NewCo GhDSs
(GSE Listed)
NewCo GhDS Holders
(Fractional Entitlements)
GHANA LEG
Beneficial Shareholders
Legend:
Registrar / Transfer Agent
CSD
Listing

4.	GHANA DEPOSITARY AGREEMENT

4.1	OVERVIEW

The Ghana Depositary Agreement is an arrangement between AGA (as issuer), NTHC (as depositary) and Barclays Bank Ghana Limited (as custodian) to facilitate investment in AGA by Ghana resident investors. Under the terms of the agreement, AGA is required to deposit AGA Ordinary Shares with NTHC and NTHC is required to (on receipt of the relevant AGA Ordinary Shares and the instructions of AGA) issue AGA GhDSs to the relevant investors. In practice, the securities which AGA issues to the Ghana Depositary are recorded on the AGA Ghana Register, such that the AGA Ordinary Shares which underlie the AGA GhDSs are Ghana AGA Ordinary Shares. The rights, obligations, terms and conditions associated with the AGA GhDSs are governed by the Ghana Depositary Agreement. AGA and the Ghana Depositary may amend the Ghana Depositary Agreement at any time and for any reason without recourse to the AGA GhDS Holders. The Ghana Depositary Agreement may be terminated if AGA so requests, or the Ghana Depositary informs AGA of its intention to resign and AGA is unable to appoint a replacement within 180 days of receipt of the Ghana Depositary’s notice.

4.2	POWERS AND DUTIES OF THE GHANA DEPOSITARY

The Ghana Depositary has all the powers required to protect the interests of GhDS Holders under Applicable Law and to exercise its duties under the Ghana Depositary Agreement. It is required to accept the registration of the underlying Ghana AGA Ordinary Shares in its own name, issue AGA GhDSs as instructed by AGA, keep a register of AGA GhDSs, record transfers of AGA GhDSs and transactions involving the exchange of AGA GhDSs for the withdrawal of the underlying AGA Ordinary Shares, pay cash dividends or other cash distributions to AGA GhDS Holders, convene meetings of AGA GhDS Holders where required, mail notices of meetings of AGA Shareholders and other communication received by it from AGA (as a Ghana AGA Shareholder) to AGA GhDS Holders, and comply with Applicable Law to ensure that the AGA GhDSs are listed on the GSE. The Ghana Depositary is only liable where it has performed its duties negligently or in bad faith. The fees, charges and reasonable expenses of the Ghana Depositary are borne by AGA. The Ghana Depositary may retire with 6 months’ prior notice to AGA, following which AGA is required to appoint a replacement. The appointment of the Ghana Depositary shall be terminated:

(a) by a resolution of the AGA GhDS Holders to that effect;

(b) where a judgment given against the Ghana Depositary is not satisfied within 7 days and the Ghana Depositary has not filed an appeal in respect of that judgment; or

(c) where an application is made for the liquidation or judicial management of the Ghana Depositary.

Where the appointment of the Ghana Depositary is terminated, AGA is required to appoint a replacement and may perform the role of the Ghana Depositary in the intervening period.

4.3	MEETINGS, VOTING RIGHTS AND RIGHTS TO RECEIVE DIVIDENDS, DISTRIBUTIONS AND CORPORATE ACTIONS

4.3.1	Meetings of GhDS Holders

The Ghana Depositary may, on its own initiative or upon receipt of the request of AGA GhDS Holders with at least 15% of the issued AGA GhDSs, convene meetings of AGA GhDS Holders to consider matters which relate to the Ghana Depositary Agreement. Such meetings require a notice period of 21 calendar days and a quorum of the holders of at least 15% of the issued AGA GhDSs. Votes at such meetings may be conducted by a show of hands (in which case, each AGA GhDS Holder present in person or by proxy shall have 1 vote) or by poll (in which case, each AGA GhDS Holder shall have 1 vote for each AGA GhDS held). The Ghana Depositary may nominate a person to chair such meetings, failing which the AGA GhDS Holders may choose someone from amongst them as chair.

4.3.2	Meetings of AGA Shareholders

AGA GhDSs are fractional entitlements to Ghana AGA Ordinary Shares. Accordingly, 100 AGA GhDSs represent 1 Ghana AGA Ordinary Share. Persons who hold 100 AGA GhDSs are referred to as holding a composite AGA GhDS and only such Persons are entitled to vote during meetings of AGA Shareholders. A Person holding a composite AGA GhDS must exercise such Person’s voting right by submitting written instructions to the Ghana Depositary to direct the Ghana Depositary in respect of how to vote the Ghana AGA Ordinary Shares which underlie the composite AGA GhDS.

4.3.3	Rights to receive dividends and other corporate actions

The Ghana Depositary pays cash dividends, cash distributions and other cash related corporate actions to all AGA GhDS Holders as at the relevant record date for such distributions. The Ghana Depositary is authorised to designate record dates, which are required to be the same record date as applicable to the AGA Ordinary Shares or as soon thereafter as practicable. In relation to securities related corporate actions such as bonus issues, the Ghana Depositary receives the securities and issues a proportionate number of additional AGA GhDSs to the AGA GhDS Holders.

4.4	Replacement of AGA GhDSs with NewCo GhDSs

The Ghana Depositary Agreement contemplates changes to AGA and the deposited securities (i.e. the Ghana AGA Ordinary Shares) as a result of corporate reorganisations. In such circumstances, the securities which are issued to the Ghana Depositary in exchange for the deposited securities shall be treated as the deposited securities which shall underlie the issued AGA GhDSs. Accordingly, pursuant to the Reorganisation, the Ghana Depositary shall receive Ghana NewCo Ordinary Shares in exchange for all its holding of Ghana AGA Ordinary Shares and NewCo shall (without any further action) replace AGA as the issuer under the Ghana Depositary Agreement. However, the AGA GhDSs are being replaced with the NewCo GhDSs because the AGA GhDSs contain descriptive linkages to the Ghana AGA Ordinary Shares. The NewCo GhDSs are to be issued in dematerialised form only in compliance with the listing rules of the GSE and will be governed by the terms of the Ghana Depositary Agreement. Consequently:

(a)
to receive NewCo GhDSs, holders of Certificated AGA GhDSs shall be required to surrender their Documents of Title to the Ghana Depositary and comply with Section 2.3.4 (Opening a CSD Account) above to open a CSD Account by no later than 4pm on the Reorganisation Consideration Record Date;

(b)
in the case of Certificated AGA GhDS holders who fail to open a CSD Account in accordance  with Section 4.4(a) above, Dematerialised NewCo GhDSs proportionate to the holding of each Certificated AGA GhDSs holder will be credited into an omnibus CSD Account holding the interests of all non-compliant Certificated AGA GhDS holders until such time as the relevant Certificated AGA GhDS holder opens a CSD Account; and

(c) the Reorganisation will result in the delisting of the AGA GhDSs and the listing of the NewCo GhDSs on the GSE.

5.	LEGAL COMPLIANCE LETTER

5.1
BELA has opined on the validity (under Ghanaian law and as relates to the Ghana AGA Shareholders) of the implementation of the relevant constituents of the Reorganisation in the Legal Compliance Letter, which is addressed to the SEC and the GSE.

5.2
The Legal Compliance Letter also indicates that NewCo has complied with all disclosures and other applicable requirements under the SEC Regulations and any other Applicable Law for the public offer and listing of the NewCo Ghana Securities in Ghana.

5.3	A copy of the Legal Compliance Letter is attached under the Appendix (Legal Compliance Letter) below.

6.	ADDITIONAL MATERIAL INFORMATION

6.1	RISK DISCLOSURES

In addition to the risks already disclosed in the Reorganisation Documents, the risks highlighted below apply. Prior to making a decision regarding the Reorganisation, AGA Shareholders should carefully consider these risks (which are not meant to be exhaustive), along with all the other information provided in this Supplement and the Reorganisation Documents.

6.1.1	Challenges due to shareholding through beneficial ownership structure

AGA Ghana Securities Holders benefited from the fact that (i) Ghana AGA Shareholders were listed on the Ghana AGA Register and could participate in, and vote at, meetings of AGA Shareholders directly, and (ii) the Ghana Depositary was listed on the Ghana AGA Register and could participate in, and vote at, meetings of AGA Shareholders directly. Upon the implementation of the Reorganisation, only the registered holders of the NewCo Ordinary Shares (i.e. Cede & Co.) will be entitled to attend and vote at meetings of the members of NewCo as stated under Section 3.2.4.8 and Section 3.2.4.9 above. NewCo Shareholders (as holders of beneficial interests) will be limited by the fact that they do not enjoy direct voting rights, and must vote by submitting voting instructions through a network of depositaries. Dividend payments, corporate communications with the Group, distributions and other corporate actions will also now be routed through a network of depositaries.

6.1.2	Exchange rate and foreign investment treatment risk

NewCo’s share capital is priced in USD and NewCo is expected to pay dividends and other distributions, if any, in USD and in ZAR. As a result, exchange rate movements may affect the GHS value of these dividends, as well as of any other distributions paid by the relevant depositary to the NewCo Ghana Securities Holders. Consequently, an investment in the NewCo Ordinary Shares by a Person whose principal currency is not USD or ZAR may expose such NewCo Ghana Securities Holder to foreign currency risk. Further, the NewCo Ghana Securities will be considered to be foreign investments for tax purposes. Generally, income and loss from such foreign investments must be calculated and paid separately from the other taxable activities of the NewCo Ghana Securities Holders.

6.1.3	Secondary market risk

The NewCo Ghana Securities may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, NewCo Ghana Securities Holders may not be able to sell their NewCo Ghana Securities easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of the NewCo Ghana Securities.

6.1.4	Emerging market risk

The market price of the NewCo Ghana Securities may be impacted by economic and market conditions in Ghana and, to a varying degree, economic and market conditions in the United Kingdom (where NewCo is incorporated), U.S. (the primary listing location), South Africa and other emerging market countries and more developed economies. Financial turmoil in Ghana and elsewhere in the past have adversely affected market prices in the world’s securities markets for companies that operate in developing economies. Even if the Ghanaian economy remains relatively stable, financial turmoil in these countries could have a material adverse effect on the market price of the NewCo Ghana Securities.

6.2	TAXATION

The following is a general guide to the material taxation consequences in Ghana arising from the implementation of the Reorganisation. The summary (which is intended as a general guide only) does not purport to be an exhaustive analysis of all possible tax considerations, and does not deal with the material U.S., U.K. or South African taxation consequences arising from the implementation of the Reorganisation (such taxation consequences have already been disclosed in the Reorganisation Documents). AGA Ghana Securities Holders should, in all cases, satisfy themselves as to the tax consequences of the acquisition, ownership or disposition of securities by consulting their own tax advisers.

6.2.1	Withholding tax

Payment of dividend and other cash based corporate actions will not be liable to withholding tax in Ghana on the basis that NewCo is not resident in Ghana for tax purposes. Under the Income Tax Act, the requirement to withhold tax only applies where the Person making the dividend payment is resident in Ghana.

6.2.2	Capital gains tax

The implementation of the Reorganisation will not create tax consequences for the AGA Ghana Securities Holders on the basis that the swap of Ghana AGA Ordinary Shares for Ghana NewCo Ordinary Shares and the AGA GhDSs for NewCo GhDSs are treated as a realisation of an asset with a replacement asset under the Income Tax Act.

6.2.3	Income tax

Any income derived by NewCo Ghana Securities Holders is taxable (at the rate of income tax applicable to such NewCo Ghana Securities Holder) as income from foreign investment activities and must be calculated and paid separately from any other domestic income earned or loss incurred by the NewCo Ghana Securities Holders.

6.3	LITIGATION

As of the Last Practicable Date, neither NewCo nor AGA is engaged (whether as defendant or otherwise) in any legal, arbitration, administration or other proceedings, the results of which might have or have had (during the 12 months prior to the Last Practicable Date) a significant effect on the financial position or the operations of NewCo or AGA, nor is it aware of any such proceedings being threatened or pending.

6.4	INDEBTEDNESS

As of the Last Practicable Date, NewCo has no indebtedness. However, upon the implementation of the Reorganisation, NewCo, as the ultimate holding company of the Group, may become party to, and, where appropriate, will guarantee, the material loans of AGA. For more information, please refer to “Material Loans” under the Pre-Listing Statement.

6.5	ACCOUNTING AND FINANCIAL MATTERS

NewCo does not own any material assets and will not conduct any business nor operation prior to the consummation of the Reorganisation. AGA has an accounting year end of 31 December and prepares its consolidated financial statements in conformity with IFRS, the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the South African Companies Act. The AGA Board has appointed PwC to replace EY as the Group’s independent external auditors, with effect from the financial year ending 31 December 2023. A summary of the consolidated financial information of AGA for the periods ended 31 December 2022, 31 December 2021 and 31 December 2020 is contained in Annexure B of the Shareholder Circular.

APPENDIX: LEGAL COMPLIANCE LETTER

C269

25 July 2023

Securities and Exchange Commission
30, Third Circular Road, Cantonments
Accra, Ghana
Attention:  The Director-General

Ghana Stock Exchange
5th Floor, Cedi House, Liberia Road
Accra, Ghana
Attention:  The Managing Director

Dear Sirs,

OPINION OF GHANA LEGAL COUNSEL IN RELATION TO PROPOSED REORGANISATION OF ANGLOGOLD ASHANTI LIMITED AND THE LISTING (BY INTRODUCTION) OF NEW EQUITY SECURITIES OF ANGLOGOLD ASHANTI PLC ON THE GHANA STOCK EXCHANGE

1.	INTRODUCTION

1.1	Basis of instruction

1.1.1
We have acted as Ghanaian legal counsel to AngloGold Ashanti Limited (AGA) a company incorporated under the laws of South Africa with registration number 1944/017354/06 and AngloGold Ashanti Plc (New Co), a company incorporated under the laws of England and Wales with company number 14654651 in connection with the Reorganisation (as defined in the Ghana Supplement (as defined below)).

	1.1.2	Unless otherwise indicated, all expressions defined in the Ghana Supplement (as defined under paragraph 1.2.1.3 below) have the same meanings when used in this opinion.

	1.1.3	This opinion supersedes our opinion dated 12 July 2023 and issued to the addressees in respect of the subject matter herein.

1.2	Documents examined

	1.2.1	For the purpose of giving this opinion, we have examined final draft and/or executed versions of the following documents (the Reorganisation Documents):

		1.2.1.1	the pre-listing statement dated 7 July 2023 and prepared by NewCo in connection with the secondary listing of the shares of NewCo on the Johnnesburg Stock Exchange;

		1.2.1.2	the combined shareholder circular dated 7 July 2023 and issued by AGA in connection with the Reorganisation;

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		1.2.1.3	the supplementary information memorandum to be issued by NewCo (on behalf of AGA and NewCo) in connection with the Reorganisation and the GSE Listing (the Ghana Supplement); and

1.2.1.4
the registration statement on Form F-4 (US SEC File No. 333- 272867) initially filed by NewCo with the United States Securities and Exchange Commission on 23 June 2023 in connection with the primary listing of the shares of NewCo on the New York Stock Exchange.

	1.2.2	In addition, we have examined originals or copies certified to our satisfaction of the following documents:

		1.2.2.1	the letter dated 29 June 2023 and issued by Stanbic Bank Ghana (Stanbic) (acting on behalf of NewCo and AGA) to the Securities and Exchange Commission (the SEC) (the SEC Application Letter);

		1.2.2.2	the letter from the SEC dated 17 July 2023 2023 and granting the requests under the SEC Application Letter (the SEC Approval Letter);

1.2.2.3
the letter dated 29 June 2023 and issued by SBG Securities LTD to the Ghana Stock Exchange (the GSE) regarding, among others, an application for the listing of the NewCo Ghana Securities on the GSE (the GSE Application Letter);

		1.2.2.4	the letter from the GSE dated 24 July 2023 and granting the requests under the GSE Application Letter (the GSE Approval Letter); and

1.2.2.5
the letter dated 5 July 2023 and issued by us (on behalf of NewCo) to the Bank of Ghana regarding the issuance of the NewCo Ghana Securities to the NewCo Ghana Securities Holders (the BoG Application Letter).

1.3	Scope and purpose of the opinion

1.3.1
We are qualified to practise law in Ghana. This opinion is limited to matters of Ghanaian law as in force and applied at the date of this opinion.  We have not investigated the laws of any country other than Ghana and we express no opinion on the laws of any other jurisdiction.

	1.3.2	This opinion is given on the basis of the assumptions set out in Schedule A (Assumptions) and is subject to the qualifications set out in Schedule B (Qualifications).

2.	OPINION

Based on the preceding paragraphs, we are of the opinion that:

2.1	Regulatory approvals, consents and notifications

	2.1.1	Under section 304(1) of the Companies Act, 2019 (Act 992) (the Companies Act), a person inviting the public in Ghana to dispose of the shares of a public

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company must deliver a prospectus to the SEC for examination and approval. The Reorganisation involves an invitation to the AGA Ghana Securities Holders to dispose of their holdings by transferring their Ghana AGA Ordinary Shares to NewCo and receiving a proportionate number of Ghana NewCo Ordinary Shares. NewCo has (on behalf of itself and AGA) complied with this requirement by delivering the Ghana Supplement to the SEC for approval.

2.1.2
The SEC is mandated to authorise and regulate the issuance of securities in Ghana by foreign issuers in accordance with section 3(l) of the Securities Industry Act, 2016 (Act 929) (as amended) (the Securities Industry Act). The SEC has (through the SEC Approval Letter) authorised NewCo to issue the NewCo securities in Ghana.

2.1.3
The Ghana Supplement is required to be approved by the SEC in accordance with section 3(k) of the Securities Industry Act and regulation 51(1) of the Securities and Exchange Commission Regulations, 2003 (L.I. 1728) (the SEC Regulations). The SEC has (through the SEC Approval Letter) approved the Ghana Supplement.

2.1.4
The application for the listing of the NewCo Ghana Securities on the GSE is required to be approved by the GSE in accordance with the listing rules of the GSE dated 2006 (the GSE Listing Rules). The GSE has (through the GSE Approval Letter) granted its approval for the listing of the NewCo Ghana Securities.

2.1.5
The prior approval of the Bank of Ghana is required for the issuance of securities in Ghana by a non-resident person such as NewCo. NewCo has (through the BoG Application Letter) requested for the approval of the Bank of Ghana to issue the NewCo Ghana Securities.

2.1.6
The voluntary delisting of the AGA Ghana Securities from the GSE requires 60 calendar days’ prior notice to the GSE. AGA has satisfied this requirement through the GSE Application Letter, which notified the GSE of the intention to delist the AGA Ghana Securities.

	2.1.7	Apart from the approvals referred to under this paragraph 2.1, no regulatory approvals, consents, licensing or authorisations are required for the Reorganisation.

2.2	Ghana Supplement

2.2.1
Subject to the requirements in respect of which waivers have been granted under the SEC Approval Letter, the Ghana Supplement complies with the relevant disclosure requirements and provisions of the SEC Regulations.

2.2.2
Subject to the requirements in respect of which waivers have been granted under the GSE Approval Letter, the Ghana Supplement and the application for the listing of the NewCo Ghana Securities comply with the relevant provisions of the GSE Listing Rules.

2.2.3
The Ghana Supplement is exempted from complying with the requirements of Schedule 10 of the Companies Act because the invitation being made pursuant to the Reorganisation is exclusively limited to the existing holders of the AGA Ghana Securities.

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2.3	Taxes and stamp duty

	2.3.1	The statements in the Ghana Supplement regarding taxation in Ghana are correct in all material respects.

	2.3.2	The Ghana Supplement is not subject to stamp duty under the Stamp Duty Act, 2005 (Act 689).

2.4	Registrations and filings

	2.4.1	No registration or filing is required at any registry for the Ghana Supplement to be valid, binding and enforceable in accordance with its terms.

2.4.2
Notwithstanding paragraph 2.4.1 above, the Ghana Supplement is required to be filed with the Office of the Registrar of Companies, in accordance with the Companies Act. There will be no adverse legal effect on the Ghana Supplement if it is not duly filed.

Yours faithfully,

/s/ Seth Asante

Seth Asante
(Partner and Head of Financial Institutions and Capital Markets)
Bentsi-Enchill, Letsa & Ankomah

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Schedule A

Assumptions

In giving this opinion, we have assumed (and this opinion is given on the basis) that:

1.	all original documents supplied to us are complete, authentic and up-to-date, and that all copy documents supplied to us are complete and conform to the originals;

2.
if there is any requirement in any jurisdiction (other than Ghana) which might affect the legality, binding effect and enforceability of the Reorganisation Documents and the transactions contemplated thereunder in such jurisdiction, such requirement has been satisfied; and

3.
all disclosures made to us by AGA and NewCo (and as reflected in the Ghana Supplement) are materially correct as at the date of this opinion and no event has occurred which undermines or may undermine the correctness of those disclosures.

We have found nothing to indicate that the above assumptions are not justified.

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Schedule B

Qualifications

This opinion is subject to the following qualifications:

1.
we have not independently verified the information contained in the Reorganisation Documents. Accordingly, nothing contained in the Reorganisation Documents is to be construed (or shall be relied upon) as a promise, warranty or representation (whether to the past or the future) by us, regarding the accuracy or completeness of such information at any time;

2.	as at the date of this certificate, the BoG has not granted the approval being sought under the BoG Application Letter;

3.	the enforcement of the Ghana Supplement may be limited by any laws relating to insolvency, reorganisation, moratorium or other similar laws affecting creditors’ rights generally; and

4.	any claims may be or become barred under laws relating to the limitation of actions or may be or become subject to set-off or counterclaim.

BACK PAGE

ARRANGER Stanbic Bank Ghana LTD Stanbic Heights, Plot 215 South Liberation Link Airport City Accra, Ghana	SPONSORING BROKER SBG Securities Ghana LTD Stanbic Heights, Plot 215 South Liberation Link Airport City Accra, Ghana
GHANA DEPOSITARY National Trust Holding Company LTD 18 Gamel Abdul Nasser Avenue Ringway Estates Accra, Ghana	CUSTODIAN Central Securities Depository (GH) LTD 4th Floor Cedi House Accra, Ghana
LEGAL ADVISER

Bentsi-Enchill, Letsa & Ankomah
4 Momotse Avenue
Adabraka, Accra
Ghana

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration number: 1944/017354/06
Ordinary share code: ANG      ISIN: ZAE000043485
(“AGA” or the “Company”)

www.anglogoldashanti.com